06013623

PHOSPHAGENICS

10 May 2006

File Reference no. 82-34939

SEC MAIL PROCESSING RECEIVED MAY 17 2006 WASH. D.C. 190 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
U.S.A.

Dear Sirs

re : **Phosphagenics Limited ("PPGNY)**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

SUPPL

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy of all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investments Commission ("ASIC") since 1 January 2006.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

You will note from the schedule of lodgements as down-loaded from both the ASX and the ASIC that in the period 1 January – 8 May 2006 the lodgements are identical i.e. there have not been any documents lodged with the ASIC under the Corporations Act 2001 that were not first lodged with the ASX.

Going forward we will lodge documentation for the usual quarters which end 30 June; 30 September; 31 December and 31 March. The next lodgement with the SEC will be for the June 2006 quarter.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission USA 08 05 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

5/23

ASX
AUSTRALIAN STOCK EXCHANGE

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Search results: Company announcements for PHOSPHAGENICS LIMITED (POH)

Released between 10/11/2005 and 10/05/2006

See below for:

- **Previous codes used by this company**

Announcements released as POH

Doc. date	Price sens.	Headline	#pgs.	PDF	Edited text*
08/05/2006	!	Phase 2a clinical trial - transdermal morphine cream	3	PDF	-
28/04/2006	!	POH & Nestle Nutrition sign agreement	2	PDF	-
21/04/2006		Annual Report & Notice of AGM	91	PDF	-
29/03/2006		Change in substantial holding	5	PDF	-
29/03/2006		Change of Director's Interest Notice	4	PDF	-
27/03/2006		Change of Director's Interest Notice	4	PDF	-
27/03/2006		American Depository Receipts Facility Information	1	PDF	-
27/03/2006	!	American Depository Receipt Facility Established	2	PDF	-
24/03/2006		March 2006 Newsletter	7	PDF	-
17/03/2006	!	Preliminary Final Report/Full Year Accounts	70	PDF	-
03/03/2006		ZSP: March Quarterly Rebalance to the S&P/ASX Indices	4	PDF	-
24/01/2006	!	POH Anti-Cancer Compound GTP-805 Animal Trials Initiated	3	PDF	-
18/01/2006	!	Phase 1b clinical trail results-transdermal morphine gel	3	PDF	-
05/12/2005		Executive Directorate	1	PDF	-
25/11/2005		Change in substantial holding	6	PDF	-
21/11/2005		Phosphagenics - November 2005 Newsletter	9	PDF	-
18/11/2005		Section 708A Reliance Notice	1	PDF	-
17/11/2005		Change in substantial holding x 2	9	PDF	-
16/11/2005		Becoming a substantial holder	15	PDF	-
15/11/2005		Becoming a substantial holder	15	PDF	-
14/11/2005	!	Appendix 3B - A$11.25M Equity Placement	9	PDF	-

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- * Edited text summaries are available from 1 January 1998 to 30 June 2003

Previous codes used by this company

- VIT changed to POH
- GDC changed to VIT

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Extracted from ASIC's database at AEST 13:42:09 on 10/05/2006

Name PHOSPHAGENICS LIMITED

ACN 056 482 403

ABN 32 056 482 403

These are the documents that ASIC has most recently received from or in relation to this organisation. Page numbers are shown if processing is complete and the document is available for purchase.

Date	Number	Pages	Description
08/05/2006	5E1520932	3	7053A Disclosure Notice - Ex Australian Stock Exchange
			11001 ASX Progress Report
28/04/2006	5E1516772	2	7053A Disclosure Notice - Ex Australian Stock Exchange
			11001 ASX Progress Report
21/04/2006	5E1514245	91	7053A Disclosure Notice - Ex Australian Stock Exchange
			03001 ASX Annual Report
			03002 ASX Top 20 Shareholders
			03011 ASX ASC Annual Audited Accounts
			03012 ASX ASC Annual Audit Review
			03013 ASX ASC Annual Director's Statement
			03020 Full Year Accounts
			08001 ASX Notice of Annual Meeting
			08004 ASX Proxy Form
29/03/2006	5E1504918	5	7053A Disclosure Notice - Ex Australian Stock Exchange
			02002 ASX Form 604 - Change in a Substantial Shareholder
29/03/2006	5E1504912	4	7053A Disclosure Notice - Ex Australian Stock Exchange
			02009 ASX Change of Director's Interest Notice
27/03/2006	5E1503766	4	7053A Disclosure Notice - Ex Australian Stock Exchange
			02009 ASX Change of Director's Interest Notice
27/03/2006	5E1503761	1	7053A Disclosure Notice - Ex Australian Stock Exchange
			06009 ASX Issued Capital - Other
			12008 ASX Company Administration - Other
27/03/2006	5E1503588	2	7053A Disclosure Notice - Ex Australian Stock Exchange
			06009 ASX Issued Capital - Other
24/03/2006	5E1503172	7	7053A Disclosure Notice - Ex Australian Stock Exchange
			16002 ASX Letter to Shareholders
			03014 ASX Periodic Reports - Other
17/03/2006	5E1500026	70	7053A Disclosure Notice - Ex Australian Stock Exchange

	03003 ASX Preliminary - Final Statement
	03011 ASX ASC Annual Audited Accounts
	03012 ASX ASC Annual Audit Review
	03013 ASX ASC Annual Director's Statement
	03020 Full Year Accounts
03/03/2006 5E1493867 4	7053A Disclosure Notice - Ex Australian Stock Exchange
	14012 Standard & Poor's Announcement Nrma S&p/asx Index Status
24/01/2006 5E1473120 3	7053A Disclosure Notice - Ex Australian Stock Exchange
	11001 ASX Progress Report
18/01/2006 5E1471432 3	7053A Disclosure Notice - Ex Australian Stock Exchange
	11002 ASX Progress Report - Other
19/12/2005 022582902 3	484A1 Change to Company Details Change Officeholder Name Or Address
05/12/2005 5E1458763 1	7053A Disclosure Notice - Ex Australian Stock Exchange
	12008 ASX Company Administration - Other
25/11/2005 5E1455165 6	7053A Disclosure Notice - Ex Australian Stock Exchange
	02002 ASX Form 604 - Change in a Substantial Shareholder
21/11/2005 5E1452921 9	7053A Disclosure Notice - Ex Australian Stock Exchange
	11001 ASX Progress Report
	16002 ASX Letter to Shareholders

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PHOSPHAGENICS

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 17 2006
WASH DC
190

18 January 2006

The Manager
Company Announcements Office
Australia Stock Exchange Limited

Dear Sir

re: Phosphagenics announces successful results from a Phase Ib clinical trial of its transdermal morphine gel

Attached for release to the market is an announcement relating to Phosphagenics results from a Phase1b clinical trial of its transdermal morphine gel.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\transdermal 18 01 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

PHOSPHAGENICS

Phosphagenics announces successful results from a Phase Ib clinical trial of its transdermal morphine gel

Melbourne, VIC, Australia, 18 January 2006
Phosphagenics Limited ("Phosphagenics"), the Australian Stock Exchange (ASX:POH) and AIM (AIM:PSG) listed pharmaceutical and nutraceutical company, today announces successful completion of the Phase Ib clinical trial of its transdermal morphine gel, TPM-01/Morphine. The study demonstrated that therapeutic levels of morphine in plasma were achieved using Phosphagenics' transdermal delivery technology. Phosphagenics now plans to seek approval for a Phase IIa study to assess the efficacy of TPM-01/Morphine for relief of post-operative pain, which is expected to commence in early 2006.

The Phase Ib study, conducted over a week at the Royal Adelaide Hospital, South Australia was an 18-patient, single dose, open label, randomised study that examined the pharmacokinetics of Phosphagenics' transdermally delivered morphine gel. In the study, the morphine gel, administered via a single application to the upper arm, achieved therapeutic blood morphine levels within 2 hours and these were maintained for over 48 hours with full clearance occurring by 72 hours. These results mirrored those achieved in a Phase Ia study on TPM-01/M, conducted to establish the tolerability and safety of the product. The TPM-01/Morphine research is 50% funded by an R&D START grant of $1.7 million from the Australian Government through AusIndustry.

TPM-01/Morphine was developed using the company's proprietary transdermal penetration enhancer technology, TPM-01. TPM-01/Morphine is a non-invasive, patient-friendly gel that delivers morphine through the skin into the bloodstream. While oral administration of morphine produces dose spiking and side effects including constipation, nausea, and drowsiness, Phosphagenics believes that topical administration may eliminate many of these side effects and offer the opportunity for sustained delivery of morphine for chronic pain sufferers. The current longest acting morphine products provide therapeutic blood levels for up to 24 hours, compared to over 48 achieved with TPM-01/Morphine.

There is currently no commercially available transdermal morphine product. The only transdermal opioid pain killer on the market is the drug fentanyl, with sales in excess of US$ 2bn a year. Phosphagenics has recently shown that its transdermal technology is also applicable to fentanyl, and its success in improving the delivery of fentanyl across the skin offers opportunities for the Company to offer fentanyl and morphine to prospective commercial partners as part of a portfolio of transdermal pain products.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics, said: "Phosphagenics is very pleased that this Phase Ib study has successfully confirmed the previous study which demonstrated the ability of TMP-01/Morphine formulations to deliver therapeutic levels of morphine across the skin barrier. The company will use the data from this and previous studies to progress the product to the next stage of clinical development in this area of unmet medical need".

About Phosphagenics' TPM-01 transdermal carrier technology

TPM-01 utilises existing natural transport mechanisms to carry drugs across the skin without disrupting the surface of the skin. In contrast, competing technologies rely either on passive diffusion across skin membranes, and improve drug penetration with solvents, enhancers or lasers that modify the properties of the outermost layers of the skin, or on the use of electrical or thermal technologies to "push" drugs through the skin.

TPM-01 has anti-inflammatory and anti-erythema properties which minimise skin irritation, can provide sustained transdermal delivery of drugs and can deliver both small (e.g. morphine) and large (e.g. insulin) molecules through the skin.

About Phosphagenics Limited

Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for dietary supplements, functional foods and personal care products. It is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). Further information regarding Phosphagenics can be found at www.phosphagenics.com.

For further information please contact:

Phosphagenics Limited:
Dr Esra Ogru, Executive Director Research & Development
Telephone: +61 3 9605 5900 or 0402 080 846

PHOSPHAGENICS

24 January 2006

The Manager
Company Announcements Office
Australia Stock Exchange Limited

Dear Sir

re: Phosphagenics initiates animal trials with its anti-cancer compound, GTP-0805

Attached for release to the market is an announcement relating to Phosphagenics anti-cancer compound GTP-0805.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\anti cancer compound 24 01 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

PHOSPHAGENICS

Phosphagenics initiates animal trials with its anti-cancer compound, GTP-0805

Melbourne, VIC, Australia, 24 January 2006

Phosphagenics Limited ("Phosphagenics"), the Australian Stock Exchange (ASX:POH) and AIM (AIM:PSG) listed pharmaceutical and nutraceutical company, today announces that it will commence animal studies later this month on its patented anti-cancer compound. The drug candidate, GTP-0805, is a phosphorylated variant of gamma-tocopherol. The announcement comes after positive findings from laboratory studies on GTP-0805 conducted in prostate and breast cancer cells on behalf of Phosphagenics by the Malaysian Palm Oil Board, which has significant experience in cancer research.

These laboratory studies on GTP-0805 found that the compound induced a greater than 90% reduction in breast and prostate cancer cells. In addition, GTP-0805 demonstrated a synergistic anti-cancer affect on prostate cancer cells when combined with the antioxidant carotenoid lycopene. The studies also suggest that GTP-0805 can significantly inhibit the proliferation of breast cancer cells in a dose-dependent manner which, when compared to the established anti-breast cancer drug Tamoxifen, was more effective.

The proposed animal studies to be carried out by Phosphagenics will assess the anti-cancer properties of GTP-0805 both alone and in combination with lycopene or with an anti-cancer drug, it being common practice to use combination therapy in the treatment of cancer. Phosphagenics' data also suggest that GTP-0805 will enhance the absorption and intracellular uptake of cancer drugs, thereby potentially minimising both the doses required and the adverse effects of cytotoxic drug therapies.

Phosphagenics' opinion is that GTP-0805 also has potential in the functional food market. Lycopene, a carotenoid present as a red pigment in a number of fruit and vegetables, has been linked to cancer prevention. The synergistic activity observed between GTP-0805 and lycopene in laboratory tests suggests that adding GTP-0805 to high lycopene-content foods, such as tomato pastes and sauces, may boost this natural carotenoid's activity. Commercially, GTP-0805 may offer a number of product differentiation opportunities for multinational and functional food producers.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics said: "The early-stage in vitro investigations of GTP-0805 demonstrate the potential of the compound in the treatment of cancer. We are particularly delighted with our initial test results because they suggest GTP-0805 has a unique action that selectively inhibits and destroys cancer cells while leaving healthy cells undamaged. We look forward to developing it further and hope to begin clinical trials by the end of the year."

PHOSPHAGENICS

About GTP-0805

GTP-0805 is a phosphorylated variant of gamma-tocopherol. The compound has been developed using Phosphagenics' phosphorylation technology base, which is used to enhance the bioavailability of drugs and improve absorption through the gastrointestinal tract or skin. GTP-0805 stimulates programmed cell death ("apoptosis), leading to the destruction of diseased cells while not affecting normal ones and is thought to act as a signalling molecule and modulator of cancer pathways. Its mechanism of action is being further investigated by researchers at the University of California Medical Centre in Davis, California.

The potential market for GTP-0805 as a cancer therapy product is believed to be significant with global sales of current breast cancer treatments estimated to be greater than $US 2bn per annum. For example, Tamoxifen, currently considered to be the gold-standard hormonal treatment for breast cancer, achieved global sales of over $US 1bn in 2001, and Arimidex (anastrozole) sales of $US0.8 billion in 2004. Paclitaxel, for the treatment of ovarian, breast and non-small cell lung cancer, achieved sales of over $US 1.5bn in 2000 prior to the introduction of generics, of which $US 988m was from the US market.

About Phosphagenics Limited

Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for dietary supplements, functional foods and personal care products. It is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). Further information regarding Phosphagenics can be found at www.phosphagenics.com.

For further information please contact:

Harry Rosen, Managing Director
Phosphagenics Limited
Telephone: +61 3 9605 5900

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces March Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 3, 2006 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade March 17, 2006 the following constituent additions and deletions will take place in the S&P/ASX 200 and related indices.

S&P/ASX 20 - No Change

S&P/ASX 50 - No Change

S&P/ASX 100

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.

REMOVALS

TEN	TEN NETWORK HOLDINGS LIMITED

S&P/ASX 200

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
BDG	BENDIGO MINING LIMITED
BOL	BOOM LOGISTICS LIMITED
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET

REMOVALS

MYO	MYOB LIMITED
AUW	AUSTRALIAN WEALTH MANAGEMENT LIMITED
PBB	PACIFICA GROUP LIMITED
VCR	VENTRACOR LIMITED
PTD	PEPTECH LIMITED
AEO	AUSTEREO GROUP LIMITED
THG	THAKRAL HOLDINGS GROUP

S&P/ASX 300

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET
AUN	AUSTAR UNITED COMMUNICATIONS LIMITED
BMX	BEMAX RESOURCES NL
BTA	BIOTA HOLDINGS LIMITED
MFS	MFS LIMITED
MMGCA	MACQUARIE MEDIA GROUP
MPF	MULTIPLEX ACUMEN PROPERTY FUND
PXS	PHARMAXIS LTD
QGC	QUEENSLAND GAS COMPANY LIMITED
RAT	RUBICON AMERICA TRUST
REU	RUBICON EUROPE TRUST GROUP
RNYCA	RECKSON NEW YORK PROPERTY TRUST
SBM	ST BARBARA LIMITED

REMOVALS

THG	THAKRAL HOLDINGS GROUP
PMC	PLATINUM CAPITAL LIMITED
REB	REBEL SPORT LIMITED
BRZ	BRAZIN LIMITED
CLO	CLOUGH LIMITED
NAL	NORWOOD ABBEY LIMITED
AZZ	ANTARES ENERGY LIMITED
CIX	CALLIDEN GROUP LIMITED
CMQ	CHEMEQ LIMITED
KYC	KEYCORP LIMITED
DRA	DRAGON MINING NL
SDI	SDI LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
GLB	GLOBE INTERNATIONAL LIMITED
SFC	SCHAFFER CORPORATION LIMITED
SRX	SIRTEX MEDICAL LIMITED
AGX	AGENIX LIMITED

All Ordinaries

ADDITIONS

GFF	GOODMAN FIELDER LIMITED.
AIHCA	ALINTA INFRASTRUCTURE HOLDINGS
BBW	BABCOCK & BROWN WIND PARTNERS GROUP
SKICA	SPARK INFRASTRUCTURE GROUP
SPN	SP AUSNET
BMX	BEMAX RESOURCES NL
MFS	MFS LIMITED
MMGCA	MACQUARIE MEDIA GROUP
PXS	PHARMAXIS LTD
QGC	QUEENSLAND GAS COMPANY LIMITED
RAT	RUBICON AMERICA TRUST
REU	RUBICON EUROPE TRUST GROUP
RNYCA	RECKSON NEW YORK PROPERTY TRUST

SBM	ST BARBARA LIMITED
ACL	ALCHEMIA LIMITED
AEZCA	APN/UKA EUROPEAN RETAIL TRUST
AHE	AUTOMOTIVE HOLDINGS GROUP LIMITED
AOE	ARROW ENERGY NL
ATR	ASTRON LIMITED
AXQ	ALLCO MAX SECURITIES AND MORTGAGE TRUST
AZA	ANZON AUSTRALIA LIMITED
BEI	BABCOCK & BROWN ENVIRONMENTAL INVESTMENTS LIMITED
CHX	CH4 GAS LIMITED
FZN	FONE ZONE GROUP LIMITED
ILF	ING REAL ESTATE COMMUNITY LIVING FUND
IRN	INDOPHIL RESOURCES NL
ITF	INTEGRATED TREE CROPPING LIMITED
MDL	MINERAL DEPOSITS LIMITED
NHR	NATIONAL HIRE GROUP LIMITED
OPL	ORCHARD PETROLEUM LIMITED
PPC	PEET & COMPANY LIMITED
REA	REALESTATE.COM.AU LIMITED
REF	REVERSE CORP LIMITED
OCL	OBJECTIVE CORPORATION LIMITED
IBT	IBT EDUCATION LIMITED
SEM	SELECT MANAGED FUNDS LIMITED
APZ	ASPEN GROUP
TGP	TRAFALGAR CORPORATE GROUP
CDD	CARDNO LIMITED
WCB	WARRNAMBOOL CHEESE & BUTTER FACTORY CO.HOLD.LTD
POH	PHOSPHAGENICS LIMITED
DMP	DOMINO'S PIZZA AUSTRALIA NEW ZEALAND LIMITED
AEZ	APN/UKA EUROPEAN RETAIL TRUST
PGA	PHOTON GROUP LIMITED
ESV	ESERVGLOBAL LIMITED
AQA	AQUILA RESOURCES LIMITED
SYN	ST SYNERGY LIMITED
APD	APN PROPERTY GROUP LIMITED
MMS	MCMILLAN SHAKESPEARE LIMITED
BEC	BECTON PROPERTY GROUP LIMITED
CIFCA	CHALLENGER INFRASTRUCTURE FUND

REMOVALS

AGX	AGENIX LIMITED
GDM	GOLDSTREAM MINING NL
LYC	LYNAS CORPORATION LIMITED
AJL	AJ LUCAS GROUP LIMITED
ALK	ALKANE EXPLORATION LIMITED
AAU	ADCORP AUSTRALIA LIMITED
ABI	AMBRI LIMITED
CMI	CMI LIMITED.
UNI	UNILIFE MEDICAL SOLUTIONS LIMITED
MPH	MAGNA PACIFIC (HOLDINGS) LIMITED
MUL	MULTIEMEDIA LIMITED
BLT	BENITEC LIMITED
IAS	INTERNATIONAL ALL SPORTS LIMITED
ETW	EVANS & TATE LIMITED
TIR	TITAN RESOURCES LIMITED
SRI	SIPA RESOURCES LIMITED
QPX	QPSX LIMITED

PLT	POLARTECHNICS LIMITED
AMH	AMCIL LIMITED
ALU	ALTIUM LIMITED
ADA	ADACEL TECHNOLOGIES LIMITED
LOK	LOOKSMART LIMITED
CAG	CAPE RANGE WIRELESS LIMITED
CIR	CIRCADIAN TECHNOLOGIES LIMITED
IWI	INTERNATIONAL WINE INVESTMENT FUND (THE)
TAW	TAWANA RESOURCES NL
OEC	ORBITAL CORPORATION LIMITED
SMC	STRATEGIC MINERALS CORPORATION NL
TMO	TOMATO TECHNOLOGIES LIMITED
TKR	TRIAKO RESOURCES LIMITED
OMI	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
KRS	KRESTA HOLDINGS LIMITED
PBT	PRANA BIOTECHNOLOGY LIMITED
HLD	HOMELEISURE LIMITED
IHG	INTELLECT HOLDINGS LIMITED
CMP	COMPUMEDICS LIMITED
PSG	PALM SPRINGS LIMITED
OTT	OPEN TELECOMMUNICATIONS LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

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For more information contact:

Jason Hill, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Terry Ng, Index Services
(61) 2 9255 9870 Tel

PHOSPHAGENICS

16 March 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

re: Phosphagenics Limited

Appendix 4E/Financial Report

Enclosed for release to the market is the Appendix 4E Report and the Financial Report for the year ended 31 December 2005.

The FY 2005 Reports have been, for the first time, prepared on the basis of the Australian equivalent of the International Financial Reporting Standards ("A-IFRS") and attention is drawn to Notes no. 2 and 26 to the Notes to the Financial Statements which outlines in detail the impact of adopting A-IFRS.

In addition, FY 2005 is the first year in which the Company has operated with Vital Health Sciences Pty Ltd as a wholly-owned subsidiary. In prior years the Company equity accounted its 36 per cent equity interest.

Under A-IFRS for FY 2005 the Company is reporting a consolidated after income tax expense loss of $7.32 million (2004 : $2.27 million). For the year the main variations that arose were:

1	The requirement to charge to the Income Statement Research Expenditure	$3.07 m	(2004 : NIL)
2	Impairment of Carrying Values of Intangible Assets	$3.90 m	(2004 : NIL)

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

As required, the Company commissioned chartered accounting firm, Deloitte Touche Tohmatsu ("Deloitte") to undertake a valuation report on the carrying value of the Intellectual Property ("IP"). The report lead to the above impairment charge of certain patents the development of which has been deferred whilst the Company has concentrated on patents considered to have a higher and earlier commercialisation potential.

In this regard the Deloitte valuation recognised the development work undertaken in 2005 by the Company which had the effect of increasing by $68 million the value of the Company's portfolio of patents as at 31 December 2005 $195 million. However, whilst the $3.9 million impairment relative to certain patents has had to be charged to the Income Statement and the Balance Sheet carrying value reduced, the increase in value recognised by the same valuing firm is not able to be recognised on the statutory Financial Statements. Refer Note no. 12 of the Notes to the Financial Statements.

Yours faithfully
Phosphagenics Limited



per Mourice Garbutt
Company Secretary
p\31 12 05 accounts\appendix 4E, financial report

Rule 4.3

Appendix 4E

Preliminary final report
Period ending on or after 31 December 2005

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Phosphagenics Limited

The following information must be given to ASX under listing rule 4.3.

1.

ABN or equivalent company reference	Year ended: current period	previous corresponding period
32 056 482 403	31 December 2005	31 December 2004

Results for announcement to the market

				$A'000
2.1 Revenues from ordinary activities	up	925.52%	to	2,974
2.2 Profit (loss) from ordinary activities after tax attributable to members	up	221.75%	to	(7,323)
2.3 Net profit (loss) for the period attributable to members	up	221.75%	to	(7,323)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	-¢	-¢
Interim dividend	-¢	-¢
In Specie Dividend	-¢	-¢
Previous corresponding period:		
Final dividend	-¢	-¢
Interim dividend		
In Specie Dividend	4.66¢	

2.5 Record date for determining entitlements to the dividend	N/A

2.6 Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.

Note: The information required by item 2 must be placed at the beginning of the report. The other information may be presented in whatever way is the most clear and helpful to users, eg combined with the body of the report, combined with notes to the accounts, or set out separately.

3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard:

Attached Income Statement.

4. A statement of financial position together with notes to the statement. The statement may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals:

Attached Balance Sheet.

5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard:

Attached Statement of Cash Flows.

6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable, and (if known) the amount per security of foreign sourced dividend or distribution:

Dividend or distribution payments:	Amount	Date on which each dividend or distribution is payable	Amount per security of foreign sourced dividend or distribution (if known)
N/A			

+ See chapter 19 for defined terms.

7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan:

N/A

8. A statement of retained earnings showing movements:

	Current period $A'000	Previous corresponding period $A'000
Retained profits (accumulated losses) at the beginning of the financial period	(33,705)	(26,140)
Net profit (loss) attributable to members	(7,323)	(2,276)
Net transfers from (to) reserves	-	3,030
Net effect of changes in accounting policies	-	(8,319)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(41,028)**	**(33,705)**

9. Net tangible assets per security with the comparative figure for the previous corresponding period.

	Current period	Previous corresponding Period
Net tangible assets per security	2.4 cents	1.5 cents

+ See chapter 19 for defined terms.

10. Details of entities over which control has been gained or lost during the period:

10.1 Name of the entity. Vital Health Sciences Pty Ltd

10.2 N/A

10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.

Current period	Previous corresponding period
($2,009)	($973)

11. Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and – where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.

Name of entity	% Holding	Aggregate Share of profit (losses)		Contribution to net profit	
		Current period $'000	Previous corresponding Period $'000	Current period $'000	Previous corresponding Period $'000
Petrecycle Ltd	0.00	N/A	N/A	-	(20)
Vital Health Sciences Pty Ltd	100	N/A	N/A	(2,009)	(973)

12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position:

N/A

+ See chapter 19 for defined terms.

13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).

N/A

14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following:

14.1 The earnings per security and the nature of any dilution aspects:

Basic earnings per share (1.45) cents

Diluted earnings per share (1.45) cents

14.2 Returns to shareholders including distributions and buy backs:

N/A

14.3 Significant features of operating performance:

N/A

+ See chapter 19 for defined terms.

14.4 The results of segments that are significant to an understanding of the business as a whole:

Refer to financial statements

14.5 A discussion of trends in performance:

N/A

14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:

Refer "Future Developments" and "Subsequent Events" on Page 9 of attached Directors Report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.

The accounts of the Company have been audited.

Note: If the +accounts have been audited or subject to review, the audit report should be provided with the report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

17. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.

N/A

Note: The audit report or review must be provided as part of the report.

Signed by

……………………………………………………….

Name: Mourice Garbutt, Company Secretary

Date: 28 February 2005

Phosphagenics Limited

ABN 32 056 482 403

Annual Financial Report

for the year ended 31 December 2005

Contents

Corporate Governance Statement

INDEMNIFICATION OF DIRECTORS AND OFFICERS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003 the ASX issued its Corporate Governance Council's ('Council) best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

- Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 10.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has seven Directors comprising three Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

In December 2005 the Board of Directors undertook a review of the status of each director and reached the opinion that each director apart from Messrs. Pattison, Rosen and Dr Ogru could be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard, Prof. J.Mills and Mr. Addison qualified as Independent Directors. At that time the remaining director was considered not to be independent for the following reasons:

- Mr M Preston provided consulting services to, Vital Health Sciences Pty. Ltd and assisted the company in equity capital raisings.

The Constitution does not require a shareholding qualification for Directors.

Corporate Governance Statement (continued)

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all directors.

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and

Corporate Governance Statement (continued)

disclosures; on average there are between nine and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. Accordingly, a Compensation (Remuneration) Committee has not been established.

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Directors; namely Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills each of whom is considered to be an Independent Director. The Company's Auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half-yearly and yearly reports to the Australian Stock Exchange Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, Australian Stock Exchange Listing Rules, taxation requirements and all regulatory bodies.

During the year the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations.

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws and listing rule requirements. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until 2 business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information. In addition, The Board of Directors has adopted the terms of the Alternative Investments Market (AIM) definition of 'close' period and which come within the terms of the existing Board policy.

Corporate Governance Statement (continued)

Business Risk

The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure to develop commercial products from the company's research and development
- Failure to market the company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws

Role of Shareholders and Communications

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback – www.phosphagenics.com. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the directors.

Andrew Lancelot Vizard
Chairman

16 March 2006
Melbourne

Directors' Report

The directors of Phosphagenics Limited submit herewith the annual financial report of the company for the financial year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names and particulars of the directors of the company during or since the end of the financial year are:

Associate Professor Andrew Lancelot Vizard (Aged 47 years) BVSc (Hons) MVPM
Non-Executive Independent Director since July 1999
Chairman since October 2000
Last re-elected May 2005

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd, Primesafe, the Australian Poultry Industry Cooperative Research Centre and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Pty. Ltd group.

Harry Rosen (Aged 58 years) B.A. (Psychology), LL.B.
Executive Director appointed to the Board in June 1999
Appointed Managing Director December 2005
Last re-elected May 2004

Mr Rosen is Managing Director of Phosphagenics Limited and is a practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Mr Rosen has an equity interest entitlement in and is a director of Petrecycle Limited.

Dr Ian Grant Pattison (Aged 55 years) BSc. (Hons) PhD.
Chief Operating Officer, Director since December 2005
Last re-elected May 2004

Prior to joining Phosphagenics Limited Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with BSc (Hons) and PhD. Dr Pattison was appointed as a Director on 4 March 2004 and is a director of Vital Health Sciences Pty Ltd.

Directors' Report (continued)

Jonathan Lancelot Addison (Aged 53 years) B.Ec (Tas), ASIC, CFTP (Snr)
Non-Executive Director since November 2002
Last re-elected May 2005

Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with Austcorp Capital Funds Management Limited, Global Masters Fund Limited, African Enterprise Limited, Ceramic Funds Management Limited and Hawksbridge Limited.

Professor John Mills (Aged 65 years) BS, MD, FACP, FRACP
Non-Executive Independent Director since March 2004
Last re-elected May 2004

Professor Mills stepped down after 10 years as Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.

Professor Mills is Managing Director of the ASX listed Narhex Life Sciences Limited. He currently holds professorial appointments at Monash University and at RMIT and is a consulting physician at the Alfred and Austin Hospitals. He is also a director of TissuPath Pty Ltd and a non executive director of GBS Venture Partners Ltd.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Michael David Preston (Aged 60 years) M.A., F.C.A.
Non-Executive Director since 8 November 2004
Re-elected in May 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Directors' Report (continued)

Dr Esra Ogru (Aged 30 years) BSc (Hons) PhD
Executive Director Research & Development
Appointed as an Executive Director 11 October 2005

Dr. Esra Ogru is responsible for the co-ordination and management of pre-clinical and clinical research for Phosphagenics.

After receiving her PhD in Biochemistry from Monash University, she conducted postdoctoral research at Monash University, Department of Biochemistry and Molecular Biology, where she was a member of the Obesity and Diabetes research group involved in the pre-clinical and clinical development of anti-obesity peptides.

Dr. Ogru is experienced in many aspects of academic and commercial research and has publications in peer-reviewed journals.

Unless indicated otherwise, all directors held their position as a director throughout the entire financial year and up to the date of this report.

DIRECTORSHIPS OF OTHER LISTED COMPANIES

Directorships of other listed companies held by directors in the 3 years immediately before the end of the financial year are as follows:

NAME	COMPANY	PERIOD OF DIRECTORSHIP
Prof. John Mills	Amrad Corporation Limited	21 June 1995 to 15 October 2003

COMPANY SECRETARY

Mourice Garbutt, CPA; FCIS; JP

PRINCIPAL ACTIVITIES

The principle activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

REVIEW OF OPERATIONS

For the year, the Group returned an operating loss after income tax expense of $7.32 million (2004: $2.28 million) including impairment losses of $3.9 million (2004: Nil) and the charging of Research expenditure totalling $3 million (2004: Nil) under the new Accounting Standards (A-IFRS) to the Income Statement.

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Directors' Report (continued)

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATIONS

The principal activities of the Company are not subject to any particular or significant environmental regulations.

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the year to 31 December 2005.

SHARE OPTIONS

Share options granted to directors and executives

During and since the end of the financial year an aggregate of 3,000,000 share options were granted to the following directors and executives of the company:

Directors and executives	Number of options granted	Issuing entity	Number of ordinary shares under option
Dr. Sandra N. Webb *	3,000,000 **	Phosphagenics Limited	3,000,000

* Dr Webb is a director of Vital Health Sciences Pty Ltd

** On 17 August 2005 The Board of Directors resolved to grant 3,000,000 options under the terms of the Employee Share Option Plan (ESOP) to Dr. S N Webb. Dr Webb as a director of a subsidiary company being an eligible employee.

The five year options have an exercise price of $0.2148 each and after an initial tranche of 500,000 options which vest at the time of grant, will vest in five equal tranches of 500,000 at the end of consecutive six monthly periods.

Under Accounting Standards, the company is required to account for the options over the vesting period at the fair value established at the time of the grant (18 August 2005).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09485 per option.

Share options on issue at year end or exercised during the year

Details of unissued shares or interests under option are:

Issuing entity	Number of shares under option	Class of shares	Exercise price of option	Expiry date of options
Phosphagenics Limited	59,646,712	Ordinary	$0.20	7 June 2009

The holders of such options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

Directors' Report (continued)

Details of shares or interests issued during the financial year as a result of exercise of an option are:

Issuing entity	Number of shares issued	Class of shares	Amount paid for shares	Amount unpaid on shares
Phosphagenics Limited	49,465	Ordinary	$9,893.00	Nil

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

DIRECTORS' MEETINGS

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, 7 board meetings, 5 share allotment committee meetings and 4 audit committee meetings were held.

	Board of directors		Share Allotment committee		Audit committee	
Directors	Held	Attended	Held	Attended	Held	Attended
Addison, J L	7	6	5	1	4	4
Mills, J	7	6	5		4	4
Ogru, E	7	2	5			
Pattison, I G	7	7	5	5	4*	4*
Preston, M D	7	7	5			
Rosen, H	7	7	5	3		
Vizard, A L	7	7	5	1	4	3

Mr Rosen (2); Mr. MD Preston (1); and Prof. Mills (1) were granted leave of absence from Board meetings whilst travelling overseas during the period. * Dr Pattison attends the Audit Committee meetings as an observer.

DIRECTORS' SHAREHOLDINGS

The following table sets out each director's relevant interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

Directors	Shares	Options
Addison, J L	4,000	-
Mills, J	167,667	-
Ogru, E	2,711,610	-
Pattison, I G	427,667	350,000
Preston, M D	2,372,659	-
Rosen, H	64,080,143	5,050,000
Vizard, A L	123,411	1,200,000
	69,887,157	6,600,000

There has been no movement in Directors' entitlements to options during the period. All options are exercisable at 20 cents each at any date up to June 2009.

Directors' Report (continued)

REMUNERATION REPORT

Remuneration policy for directors and executives

The company's policy for determining the nature and amounts of emoluments of Non-Executive directors, Executive directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees
- Superannuation
- Options issued under the company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive directors is capped at the level approved by shareholders for this purpose. Non-Executive directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.

DIRECTOR AND EXECUTIVE DETAILS

The directors of Phosphagenics Limited during the year were:

- Addison, J L — Chairman (Non-Executive)
- Mills, J — Independent Director (Non-Executive)
- Ogru, E — Director (Executive)
- Pattison, I G — Managing Director
- Preston, M D — Director (Non-Executive)
- Rosen, H — Director (Executive)
- Vizard, A L — Independent Director (Non-Executive)

The group executives of Phosphagenics Limited during the year were:

- Butler, B R — Vice President - Nutraceuticals
- Chilton, M — Financial Controller
- Karanikolopoulos, K — Manager Corporate Development
- Webb, S N — Director – Vital Health Services Pty Ltd
- West, S M — Director – Vital Health Services Pty Ltd

Directors' Report (continued)

REMUNERATION OF DIRECTORS AND EXECUTIVES

The following table discloses the remuneration of the directors of the company:

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Pattison, I G	229,358	20,642	-	250,000
Rosen, H	169,000	8,910	-	177,910
Ogru, E	125,000	-	-	125,000
Vizard, A L	68,104	6,129	-	74,233
Preston, M D	58,681	-	-	58,651
Mills, J	22,385	12,915	-	35,300
Addison, J L	32,385	2,915	-	35,300

REMUNERATION OF DIRECTORS AND EXECUTIVES (CONT)

The following table discloses the remuneration of the executives of the company and group executives of the consolidated entity:

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Butler, B R	73,991	96,000	-	169,991
Webb, S N	115,939	-	47,425	163,364
Chilton, M	100,000	9,000	-	109,000
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	84,098	7,569	-	91,667

Value of options issued to directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Options Granted Value at grant date	Options Exercised Value at exercise date	Options Lapsed Value at time of lapse	Total value of options granted, exercised and lapsed[3]	Value of options included in remuneration for the year[4]	Percentage of total remuneration for the year that consists of options
	$	$	$	$	$	%
Webb, SN	284,550	-	-	284,550	47,425	29.03

Value of options - basis of calculation

On 17 August 2005 The Board of Directors resolved to grant 3,000,000 options under the terms of the Employee Share Option Plan (ESOP) to Dr. S N Webb. Dr Webb as a director of a subsidiary company being an eligible employee.

Directors' Report (continued)

The five year options have an exercise price of $0.2148 each and after an initial tranche of 500,000 options which vest at the time of grant, will vest in five equal tranches of 500,000 at the end of consecutive six monthly periods.

Under Accounting Standards, the company is required to account for the options fair value established at the time of the grant (18 August 2005).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09485 per option.

For further details of the options refer to Note 5 in the Financial Statements.

NON-AUDIT SERVICES

The directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in note 6 to the financial statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 13 of the financial report.

ROUNDING OF AMOUNTS

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

Harry Rosen
Managing Director

Melbourne
16 March 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our review of the financial report of Phosphagenics Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Brumley

Don Brumley
Partner
16 March 2006

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2005		CONSOLIDATED		PARENT	
	Note	2005 $000	2004 $000	2005 $000	2004 $000
Revenue					
Sale of Goods		184	-	-	-
Income from Start Grant		1,292	-	-	-
Royalties		1,498	-	-	-
Total Revenue		2,974	-	-	-
Cost of sales		(6)	-	-	-
Gross profit		2,968	-	-	-
Other income	3a	415	290	339	290
Share of profits of associates and jointly controlled entities accounted for using the equity method		-	(973)	-	(973)
Employee and Directors benefits expenses		(1,227)	(511)	(893)	(511)
Occupancy and communications expenses		(298)	(232)	(250)	(232)
Consulting and professional expenses		(1,567)	(673)	(859)	(673)
Administration expenses		(821)	(23)	(695)	(23)
Research expenses		(3,074)	-	-	-
Impairment losses	12	(3,900)	-	-	-
Other expenses	3b	(989)	(154)	(227)	(154)
Loss before income tax expense		(8,493)	(2,276)	(2,585)	(2,276)
Income tax expense	4	1,170	-	-	-
Loss from continuing operations		(7,323)	(2,276)	(2,585)	(2,276)
Loss for the period		(7,323)	(2,276)	(2,585)	(2,276)
Loss attributable to members of the parent entity		(7,323)	(2,276)	(2,585)	(2,276)
Earnings per share:					
Basic (cents per share)	17	(1.45)	(1.29)	(0.51)	(1.29)
Diluted (cents per share)	17	(1.45)	(1.29)	(0.51)	(1.29)

Balance Sheet

AS AT 31 DECEMBER 2005	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	PARENT 2005 $000	PARENT 2004 $000
CURRENT ASSETS					
Cash and cash equivalents	24a	13,189	7,222	12,150	6,737
Trade and other receivables	7	1,003	660	3,095	21
Inventories	8	66	7	-	-
Prepayments		390	45	81	45
TOTAL CURRENT ASSETS		14,648	7,934	15,326	6,803
NON-CURRENT ASSETS					
Investment in subsidiary	9	-	-	94,211	94,211
Property, plant and equipment	10	611	279	90	88
Goodwill	11	34,261	34,261	-	-
Intangible assets	12	121,552	125,262	-	-
TOTAL NON-CURRENT ASSETS		156,424	159,802	94,301	94,299
TOTAL ASSETS		171,072	167,736	109,627	101,102
CURRENT LIABILITIES					
Trade and other payables	13	1,623	794	534	62
Deferred tax liability	4	36,918	38,088	-	-
Provisions	14	38	16	30	14
Government grants		356	-	-	-
TOTAL CURRENT LIABILITIES		38,935	38,898	564	76
TOTAL LIABILITIES		38,935	38,898	564	76
NET ASSETS		132,137	128,838	109,063	101,026
EQUITY					
Contributed Equity	15	145,306	134,731	145,306	134,731
Reserves	16	27,859	27,812	47	-
Retained earnings		(41,028)	(33,705)	(36,290)	(33,705)
TOTAL EQUITY		132,137	128,838	109,063	101,026

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2005	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	PARENT 2005 $000	PARENT 2004 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		556	280	(28)	280
Government grants received		1,814	-	-	-
Payments to suppliers and employees		(6,921)	(1,758)	(2,370)	(1,758)
Net cash from/(used in) operating activities	24(b)	(4,551)	(1,478)	(2,398)	(1,478)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		333	121	257	121
Purchase of property, plant and equipment		(390)	(14)	(21)	(14)
Proceeds from disposal of (available-for-sale) investments		-	33	-	33
Purchase of other financial assets		-	(74)	-	(74)
Acquisition of subsidiary, net of cash acquired		-	485	-	-
Net cash provided by/(used in) investing activities		(57)	551	236	66
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares	15	10,575	5,741	10,575	5,741
Proceeds from exercising options		-	96	-	96
Loan to subsidiary		-	-	(3,000)	-
Net cash flows provided by/(used in) financing activities		10,575	5,837	7,575	5,837
Net increase in cash and cash equivalents		5,967	4,910	5,413	4,425
Cash and cash equivalents at the beginning of the financial year		7,222	2,312	6,737	2,312
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	24(a)	13,189	7,222	12,150	6,737

Statement of Changes in Equity

	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
CONSOLIDATED				
At 1 January 2004	39,701	(26,141)	-	13,560
Loss for the year	-	(2,276)	-	(2,276)
Exercise of options	94	-	-	94
Issue of share capital	94,936	-	-	94,936
Distribution of investment in associate	-	(5,288)	-	(5,288)
Fair value revaluation of remaining interest in associate	-	-	27,812	27,812
At 31 December 2004	134,731	(33,705)	27,812	128,838
Loss for the year	-	(7,323)	-	(7,323)
Exercise of options	8	-	-	8
Employee equity settled benefits	-	-	47	47
Issue of shares	10,567	-	-	10,567
At 31 December 2005	145,306	(41,028)	27,859	132,137

	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
PARENT				
At 1 January 2004	39,701	(26,141)	-	13,560
Loss for the year	-	(2,276)	-	(2,276)
Exercise of options	94	-	-	94
Issue of share capital	94,936	-	-	94,936
Distribution of investment in associate	-	(5,288)	-	(5,288)
At 31 December 2004	134,731	(33,705)	-	101,026
Loss for the year	-	(2,585)	-	(2,585)
Exercise of options	8	-	-	8
Employee equity settled benefits	-	-	47	47
Issue of shares	10,567	-	-	10,567
At 31 December 2005	145,306	(36,290)	47	109,063

Notes to the Financial Statements

YEAR ENDED 31 DECEMBER 2005

1. CORPORATE INFORMATION

The financial report of Phosphagenics Limited for the year ended 31 December 2005 was authorised for issue in accordance with a resolution of the directors on 15 March 2006.

Phosphagenics Limited is a listed public company, incorporated and operating in Australia.

Registered office
Level 2, 90 William St, Melbourne, Victoria 3000

Employees
The number of employees at 31 December 2005 is 5 (2004:2)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation of the financial report

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100. The company is an entity to which the class order applies.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian Standard equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and comparatives for the year ended 31 December 2005 have been restated accordingly. Reconciliations of AIFRS equity and profit for 31 December 2004 to the balances reported in the 31 December 2004 financial report are detailed in Note 27 below.

The comparatives for the year ended 31 December 2004 have been restated to reflect the recognition and measurement of AIFRS except for the adoption of AASB 132: *Financial Instruments: Presentation and Disclosure* and AASB 139: *Financial Instruments: Recognition and Measurement*, as the Group has adopted the exemption under AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* to apply AASB 132 and AASB 139 from 1 January 2005. There was no impact on the Income Statement and equity on adoption of AASB 132 and AASB 139.

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 31 December 2005:

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group.
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore, no impact	1 January 2006	31 December 2006
2005-5	AASB 1: *First time adoption of AIFRS*, AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore, no impact	1 January 2006	31 December 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore, no impact	1 January 2006	31 December 2006
2005-10	AASB 132: *Financial Instruments: Disclosure and Presentation*, AASB 101: *Presentation of Financial Statements*, AASB 114: *Segment Reporting*, AASB 17: *Leases*, AASB 133: *Earnings per Share*, AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 1: *First-time adoption of AIFRS*, AASB 4: *Insurance Contracts* and AASB 1038: *Life Insurance Contracts.*	No change to accounting policy required. Therefore, no impact	1 January 2007	31 December 2007
New Standard	AASB 7: *Financial Instruments: Disclosures*	No change to accounting policy required. Therefore, no impact	1 January 2007	31 December 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The following amendments are not applicable to the Group and therefore, have no impact

ASB Amendment	Affected Standard(s)
2005-2	AASB 1023: *General Insurance Contracts*
2005-4	AASB 1038: *Life Insurance Contracts* and AASB 1023: *General Insurance Contracts*
2005-9	AASB 4: *Insurance Contracts* and AASB 1023: *General Insurance Contracts*
2005-12	AASB 1038: *Life Insurance Contracts* and AASB 1023: *General Insurance Contracts*
2005-13	AAS 25: *Financial Reporting by Superannuation Plan*

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries as at 31 December each year ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Investments in subsidiaries are carried in the parent's balance sheet at the lower of cost and recoverable amount.

(d) Significant accounting, judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of Goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 11.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in note 5.

(e) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(f) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

(g) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(h) Investment in associate

The Group's investment in its associate is accounted for under the equity method of accounting in the consolidated financial statements. This is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture

The financial statements of the associate are used by the Group to apply the equity method. The reporting dates of the associate and the Group are identical and both use consistent accounting policies.

The investment in the associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated statement of changes in equity.

(i) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(i) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(j) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(k) Intangible Assets

Acquired both separately and from a business combination
Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through the 'administrative expenses' line item.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lived intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs
Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents and licences
Useful lives	*Finite*
Method of amortisation	*Over legal patent term*
Internally generated/acquired	*Acquired*
Impairment test/recoverable amount testing	*Where an indicator of impairment exists*

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(l) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(m) Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(n) Interest-bearing loans and borrowings.

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(n) Derecognition of financial assets and financial liabilities

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 January 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

• the rights to receive cash flows from the asset have expired;

• the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

• the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Accounting policies applicable for the year ending 30 June 2005

(i) Financial assets

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

(ii) Financial liabilities

A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(o) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(p) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently one plan in place to provide these benefits:

(i) the Employee Share Option Plan (ESOP), which provides benefits to directors and senior executives

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes model, further details of which are given in note 5.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Phosphagenics Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 17).

The Group has applied the requirements of AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' in respect of equity-settled awards and has applied AASB 2 'Share-Based Payments' only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(q) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(r) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(s) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(t) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at fair value less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment – over 3 to 20 years

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised.

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the income statement in the cost of sales line item.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(u) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods and the costs in respect of the transaction can be reliably measured. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest revenue
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

(v) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Foreign currency translation

Both the functional and presentation currency Phosphagenics Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement.

(v) Comparative information – Financial Instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement, as permitted on the first-time adoption of A-IFRS. The policies that applied for 2004 comparatives are:

Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred. Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis. Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
3. REVENUE AND EXPENSES				
(a) Other Income				
Rental revenue	82	134	82	134
Other	-	35	-	35
Interest received	333	121	257	121
	415	290	339	290
(b) Other Expenses				
Net foreign exchange gains/(losses)	(31)	-	(16)	-
Depreciation	(58)	(21)	(19)	(21)
Amortisation	(6)	-	-	-
Operating lease rental expenses	(129)	(124)	(129)	(124)
Employee equity settled benefits	(47)	-	(47)	-
Advertising	(514)	-	-	-
Travel	(204)	-	-	-
Other	-	(9)	(16)	(9)
	(989)	(154)	(227)	(154)

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$000	$000	$000	$000
4. INCOME TAXES				
Major components of income tax expense for the years ended 31 December 2005 and 2004 are:				
Current income tax	-	-	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(1,170)	-	-	-
Income tax expense recorded in income statement	(1,170)	-	-	-
The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
(Loss) from continuing operations	(8,493)	(2,276)	(2,585)	(2,276)
Accounting (loss) before income tax	(8,493)	(2,276)	(2,585)	(2,276)
Income tax expense calculated at 30% (2004: 30%)	(2,548)	(682)	(776)	(682)
Non-deductible expenses	1,446	129	-	129
Unused tax losses and tax offsets not recognised as deferred tax assets	1,102	553	776	553
Reversal of temporary differences	(1,170)	-	-	-
Income tax expense reported in income statement	(1,170)	-	-	-
Deferred tax liabilities comprise:				
Fair value adjustments on acquisition	36,918	38,088	-	-
	36,918	38,088	-	-
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses not recognised	1,102	553	776	553
	1,102	553	776	553

Tax consolidation

Relevance of tax consolidation to the consolidated entity

The company and its wholly-owned Australian resident entities have not formed a tax-consolidated group and are therefore taxed as separate entities.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

5. EMPLOYEE BENEFITS

Employee share option plan

The Group has an employee share options plan (ESOP) for the granting of non-transferable options to certain directors and senior executives.

During the year, options were issued to Dr. S.N. Webb, Dr. Webb, as a director of a subsidiary company being an eligible employee.

The five year options have an exercise price of $0.2148 each and after an initial tranche of 500,000 options which vest at the time of grant, will vest in five equal tranches of 500,000 at the end of consecutive six monthly periods. The options will lapse if:

(a) Dr. Webb ceases to be an employee of the group.
(b) Any vested options are unexercised after Close of Business 17 August 2010, being the fifth anniversary of date of issue.

There are no other service or performance criteria attached to these options.

Other relevant terms and conditions applicable to options granted under the ESOP include:

- the exercise price of the options is based on being 95 per cent of the weighted average of shares traded on the ASX for the 5 days immediately proceeding the day of offer.
- upon exercise, these options will be settled in ordinary shares of Phosphagenics Limited.
- the fair value of the options are estimated at the date of grant using the Black-Scholes method.

No ESOP options have been exercised in the year to 31 December 2005.

The following share-based payment arrangements were in existence during the period:

Options series	Number	Grant date	Expiry date	Exercise price $	Fair value at grant date $
Employee share options	3,000,000	18-08-05	17-08-10	0.2148	284,550

The weighted average fair value of the share options granted during the financial year is $47,425 (2004: Nil). Options were priced using the Black-Scholes method.

Inputs into the model	ESOP
Grant date share price	$0.24
Exercise price	$0.2148
Expected volatility	56%
Option life	5 years
Dividend yield	0.00%
Risk-free interest rate	5.10%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

5. EMPLOYEE BENEFITS (CONT)

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of share options issued under the ESOP.

	2005		2004	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of the financial year	-	-	-	-
Granted during the financial year	3,000,000	0.2148	-	-
Forfeited during the financial year	-	-	-	-
Exercised during the financial year (i)	-	-	-	-
Expired during the financial year	-	-	-	-
Outstanding at end of the financial year (ii)	3,000,000	0.2148	-	-
Exercisable at end of the financial year	500,000	0.2148	-	-

(i) Exercised during the financial year
No share options granted under the Employee Share Option Plan were exercised during the financial year:

(ii) Balance at end of the financial year
The share options outstanding at the end of the financial year had an exercise price of $0.2148, and a remaining contractual life to 17 August 2010.

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
6. REMUNERATION OF AUDITORS				
Auditor of the parent entity				
Amounts received or due and receivable:				
Audit or review of the financial report	60,000	29,085	60,000	29,085
Taxation services	19,500	8,315	19,500	8,315
Other non-audit services (assistance with conversion to International Financial Reporting Standards)	32,000	6,700	32,000	6,700
	111,500	44,100	111,500	44,100

The auditor of Phosphagenics Limited is Ernst & Young who were appointed at the beginning of the year, replacing PKF, the previous auditor as confirmed at the Annual General Meeting of the company in May 2005. The valuation of the company's intangible assets was conducted by Deloitte.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
7. CURRENT TRADE AND OTHER RECEIVABLES				
Trade receivables (i)	854	44	2	-
Provision for doubtful debts	-	-	-	-
	854	44	2	-
Interest receivable	21	-	21	-
Loan to subsidiary	-	-	3,000	-
Research and development tax offset	316	316	-	-
Provision for non-recovery	(316)	(316)	-	-
Goods and services tax (GST) recoverable	127	21	72	21
Other	1	595	-	-
	1,003	660	3,095	21

(i) Trade receivables are non interest bearing and are generally on 45-day terms, the exception being receivables from royalty streams that are receivable at the time specified in the relevant contract.

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
8. CURRENT INVENTORIES				
Raw materials:				
At cost	1	2	-	-
Finished goods:				
At cost	65	5	-	-
	66	7	-	-
9. INVESTMENT IN SUBSIDIARY				
Shares in controlled entities	-	-	94,211	94,211
Vital Health Sciences Pty Ltd	-	-	94,211	94,211

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

10. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$'000	$'000	$'000	$'000
Year ended 31 December 2005				
At 1 January 2005, net of accumulated amortisation	279	279	88	88
Additions	390	390	21	21
Depreciation charge for the year	(58)	(58)	(19)	(19)
At 31 December 2005, net of accumulated amortisation	611	611	90	90
At 1 January 2005				
Cost	545	545	210	210
Accumulated depreciation	(266)	(266)	(122)	(122)
Net carrying amount	279	279	88	88
At 31 December 2005				
Cost	935	935	231	231
Accumulated depreciation	(324)	(324)	(141)	(141)
Net carrying amount	611	611	90	90

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

	CONSOLIDATED		PARENT	
	2005	2004	2005	2004
	$000	$000	$000	$000
11. GOODWILL				
Gross carrying amount				
Balance at beginning of financial year	34,261	34,261	-	-
Balance at end of financial year	34,261	34,261	-	-
Accumulated impairment losses				
Balance at beginning of financial year	-	-	-	-
Impairment losses for the year	-	-	-	-
Balance at end of financial year	-	-	-	-
Net carrying amount				
At the beginning of the financial year	34,261	34,261	-	-
At the end of the financial year	34,261	34,261	-	-

Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to 1 individual cash-generating unit, as follows:

Individual cash-generating units
- Vital Health Sciences Pty Ltd

Impairment Testing

Goodwill acquired through business combinations has been allocated to one individual cash generating unit for impairment testing – Vital Health Sciences Pty Ltd. (VHS). Goodwill is tested for impairment annually.

The recoverable amount has been determined by calculation of the fair value, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics senior management, prepared long term cash flow projections. Key assumptions of these projections included:
- management opinion on future sales and associated expenses on a product by product basis
- different residual lifetime of VHS's patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks.

The discount rate used was between 12% - 13%, based on:
- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing

No impairment charge has been recognised for the year ended 31 December 2005.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

	CONSOLIDATED			COMPANY
	Intellectual Property $'000	Patent costs $'000	Total $'000	Total $'000
12. INTANGIBLE ASSETS				
Balance at 1 January 2005, net of accumulated amortisation	125,262	-	125,262	-
Additions	-	342	342	-
Provision for impairment	(3,900)	-	(3,900)	-
Write down of Patent costs	-	(146)	(146)	-
Amortisation expense	-	(6)	(6)	-
Balance at 31 December 2005, net of accumulated amortisation	121,362	190	121,552	-
At 1 January 2005				
Cost (Gross carrying amount)	125,262	-	125,262	
Accumulated amortisation and impairment	-	-	-	
Net carrying amount	125,262	-	125,262	-
At 31 December 2005				
Cost (Gross carrying amount)	125,262	342	125,604	
Accumulated amortisation and impairment	(3,900)	(152)	(4,052)	
Net carrying amount	121,362	190	121,552	-
Net book value				
As at 31 December 2005	121,362	190	121,552	-

Impairment Testing

Intellectual property acquired through business combinations has been allocated to one individual cash generating unit for impairment testing – Vital Health Sciences Pty Ltd. (VHS). Intellectual property represents the fair value of specific product patents acquired by the Company at 31 December 2004. Product patents are deemed to have a finite life and are amortised from the date at which significant revenues are earned, over the remaining patent term.

The intellectual property is tested for impairment where an indicator of impairment arises. The recoverable amount has been determined by calculation of the fair value, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics senior management, prepared long term cash flow projections. Key assumptions of these projections included:

- management opinion on future sales and associated expenses on a product by product basis
- different residual lifetime of VHS's patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks

The discount rate used was between 12% - 13%, based on:

- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

12. INTANGIBLE ASSETS (CONT)

For the year ended 31 December 2005 an impairment charge of $3.9m has been recognised. The impairment has arisen because of the Directors' decision to place certain projects on hold in favour of allocating resources to new projects which the Directors believe will add proportionately more value to Phosphagenics in the long term. The result was that although the total value of the patents had substantially increased during the year, various individual patents were deemed to be impaired as the development of the products to which they were allocated were deferred.

Under AIFRS it is not permissible either to increase the patent value, or offset losses in valuation against gains, only to reduce the value where impairment has occurred. The valuation carried out by Deloitte at 31 December 2005 indicated that notwithstanding the impairment to the carrying value of certain of the patents the overall value of the portfolio of patents existing at 31 December 2004 has increased by $68m to $195m.

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
13. TRADE AND OTHER PAYABLES (CURRENT)				
Trade payables (i)	52	342	10	12
Accrued expenses	1,113	428	166	32
Goods and services tax (GST) payable	327	-	327	-
Other	131	24	31	18
	1,623	794	534	62

(i) No interest is charged on the trade payables for the first 60 days from the date of the invoice. Thereafter, interest is charged on the outstanding balance. The consolidated entity has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	PARENT 2005 $000	PARENT 2004 $000
14. PROVISIONS (CURRENT)				
Employee benefits	38	16	30	14
	38	16	30	14
15. ISSUED CAPITAL				
546,758,476 fully paid ordinary shares (2004: 499,834,011)	145,306	134,731	145,306	134,731
	145,306	134,731	145,306	134,731

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

15. ISSUED CAPITAL (CONT)

CONSOLIDATED

	2005		2004	
	No. '000	$'000	No. '000	$'000
Fully paid ordinary shares				
Balance at beginning of financial year	499,834	134,731	172,101	39,701
Issue of shares – cash	46,875	11,234	29,967	6,661
Issue of shares – non cash (i)	-	-	297,294	89,188
Exercise of options	49	10	472	94
Exchange differences on overseas capital raising	-	16		
Capital raising costs	-	(685)	-	(913)
Balance at end of financial year	546,758	145,306	499,834	134,731

PARENT

	2005		2004	
	No. '000	$'000	No. '000	$'000
Fully paid ordinary shares				
Balance at beginning of financial year	499,834	134,731	172,101	39,701
Issue of shares - cash	46,875	11,234	29,967	6,661
Issue of shares – non cash (i)	-	-	297,294	89,188
Exercise of options	49	10	472	94
Exchange differences on overseas capital raising	-	16		
Capital raising costs	-	(685)	-	(913)
Balance at end of financial year	546,758	145,306	499,834	134,731

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

(i) The fair value was determined to be the market price at date of issue. The shares were issued on 31 December 2004 as consideration for the acquisition of Vital Health Sciences Pty Ltd.

Share options

As at close of business on 31 December 2005 there were a total of 59,646,712 unexercised POHOB options held on the market as well as 3,000,000 unexercised options issued under the Employee Share Option Plan (ESOP).

POHOB share options carry no rights to dividends and no voting rights. Further details of the ESOP are contained in note 5 to the financial statements.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
16. RESERVES				
Asset revaluation	27,812	27,812	-	-
Employee equity-settled benefits	47	-	47	-
	27,859	27,812	47	-
Asset revaluation reserve				
Balance at beginning of financial year	-	-	-	-
Revaluation increments/(decrements)	39,732	39,732	-	-
Deferred tax liability arising on revaluation	(11,920)	(11,920)	-	-
Balance at end of financial year	27,812	27,812	-	-

The increment to this reserve relates to the acquisition of Vital Health Sciences Pty Ltd and determines the fair value of the intellectual property acquired.

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
Employee equity-settled benefits reserve				
Balance at beginning of financial year	-	-	-	-
Fair value of options vested	47	-	47	-
Balance at end of financial year	47	-	47	-

The employee share option and share plan reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. For further details refer to Note 5 in the Financial Statements.

	CONSOLIDATED	
	2005 Cents per share	2004 Cents per share
17. EARNINGS PER SHARE		
Basic earnings per share:		
From continuing operations	(1.45)	(1.29)
Diluted earnings per share:		
From continuing operations	(1.45)	(1.29)

Basic earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share
Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible non-cumulative redeemable preference shares).
The share options outstanding were not dilutive, as their conversion would result in a reduction in the loss per share.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

17. EARNINGS PER SHARE (CONT)

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	2005 $'000	2004 $'000
Earnings from continuing operations	(7,323)	(2,276)

	2005 No.'000	2004 No.'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	503,978	176,546

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
18. COMMITMENTS FOR EXPENDITURE				
Operating leases				
Leasing arrangements Non-cancellable operating leases relate to the rent of office accommodation.				
Non-cancellable operating lease payments				
Not longer than 1 year	101	106	101	106
Longer than 1 year and not longer than 5 years	-	255	-	255
Longer than 5 years	-	-	-	-
	101	361	101	361

	CONSOLIDATED		PARENT	
	2005 $000	2004 $000	2005 $000	2004 $000
19. DIVIDENDS				
Declared and Paid				
Fully paid ordinary shares				
Interim dividend:	-	-	-	-
Franked to 0 % (Prior year: 0 %)				
Final dividend: (i)	-	-	-	5,288
Franked to 0 % (Prior year: 0 %)				

	PARENT	
	2005 $'000	2004 $'000
Franking account balance	-	-

(i) On February 27 2004, in accordance with a resolution of Directors, the company provided a dividend of $5,288,000 to shareholders consisting of an in specie distribution of the Company's investment in Petrecycle Limited to Phosphagenics Limited's shareholders as registered on February 9 2004.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

19. DIVIDENDS (CONT)

The dividend was paid on the basis of 1 Petrecycle Limited share for each 10 Phosphagenics Limited shares held. The carrying value of Petrecycle Limited was determined by the Directors to represent its fair value. The Company has no franking credits and accordingly the dividend was unfranked.

20. SEGMENT INFORMATION

Products and services within each business segment
For management purposes, the consolidated entity is organised into 2 major operating divisions – Nutraceuticals and Pharmaceuticals. These divisions are the basis on which the consolidated entity reports its primary segment information. The principal products and services of each of these divisions are as follows:

Licensing of dietary supplements, production and sale of products for the personal care industry.

Licensing of pharmaceuticals and transdermal technologies.

The following tables represent revenue and profit information and certain asset and liability information regarding business segments for the years ended 31 December 2005 and 2004.

Segment revenues

	External sales		Inter-segment *(i)*		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Nutraceuticals	1,682	-	-	-	-	-	1,682	-
Pharmaceuticals	1,292	-	-	-	-	-	1,292	-
Total of all segments							2,974	-
Unallocated							415	290
Consolidated							3,389	290

(i) For the year ended 31 December 2004, Phosphagenics Limited operated as a registered Pooled Development Fund. The Company's only primary business was investment and its only secondary geographical segment was operating in Australia.

Segment result	2005 $'000	2004 $'000
Continuing operations:		-
Nutraceuticals	143	-
Pharmaceuticals	(2,165)	-
Unallocated	(6,471)	(2,276)
Profit before income tax expense	(8,493)	(2,276)
Income tax expense	1,170	-
Profit for the period from continuing operations	(7,323)	(2,276)

Segment assets and liabilities

	Assets		Liabilities	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Nutraceuticals	111	-	6	-
Pharmaceuticals	12	-	-	-
Total of all segments	123	-	6	-
Unallocated	170,949	167,736	38,929	38,898
Consolidated	171,072	167,736	38,935	38,898

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

20. SEGMENT INFORMATION (CONT)

Other segment information

	Depreciation and amortisation of segment assets		Research expenses	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Nutraceuticals	12	-	287	-
Pharmaceuticals	1	-	2,787	-

Geographical segments
The consolidated entity's two divisions operate in 1 principal geographical area – the U.S.A.

21. DIRECTORS AND EXECUTIVE DISCLOSURES

(a) **Details of Key Management Personnel**

Addison, J L	Chairman (Non-Executive)
Mills, J	Independent Director (Non-Executive)
Ogru, E	Director (Executive)
Pattison, I G	Managing Director
Preston, M D	Director (Non-Executive)
Rosen, H	Director (Executive)
Vizard, A L	Independent Director (Non-Executive)
Butler, B R	Vice President - Nutraceuticals
Chilton, M	Financial Controller
Karanikolopoulos, K	Manager Corporate Development
Webb, S N	Director – Vital Health Services Pty Ltd
West, S M	Director – Vital Health Services Pty Ltd

(b) **Remuneration of Key Management Personnel**

(i) Remuneration Policy

The company's policy for determining the nature and amounts of emoluments of Non-Executive directors, Executive directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:
- Salary and fees
- Superannuation
- Options issued under the company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

I G Pattison is subject to a three-month notice period and Dr E Ogru, a one-month notice period.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

21. DIRECTORS AND EXECUTIVE DISCLOSURES (CONT)

The aggregate remuneration paid to Non-Executive directors is capped at the level approved by shareholders for this purpose. Non-Executive directors' remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.

(ii) Remuneration of key management personnel

The following table discloses the remuneration of the directors of the company:

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Pattison, I G	229,358	20,642	-	250,000
Rosen, H	169,000	8,910	-	177,910
Ogru, E	125,000	-	-	125,000
Vizard, A L	68,104	6,129	-	74,233
Preston, M D	58,681	-	-	58,651
Mills, J	22,385	12,915	-	35,300
Addison, J L	32,385	2,915	-	35,300

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2004	$	$	$	$
Pattison, I G	191,132	17,202	-	208,334
Rosen, H	185,000	4,500	-	189,500
Vizard, A L	60,000	5,400	-	65,400
Rebuck, A	9,586	863	-	10,449
West, S	100,000	-	-	100,000
Fisher, A	4,301	387	-	4,688
Preston, M D	3,209	-	-	3,209
Mills, J	7,849	9,958	-	17,807
Addison, J L	20,000	1,800	-	21,800

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

21. DIRECTORS AND EXECUTIVE DISCLOSURES (CONT)

The following table discloses the remuneration of the executives of the company and group executives of the consolidated entity:

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2005	$	$	$	$
Butler, B R	73,991	96,000	-	169,991
Webb, S N	115,939	-	47,425	163,364
Chilton, M	100,000	9,000	-	109,000
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	84,098	7,569	-	91,667

	Short – Term	Post-Employment	Share Based Payment	Total
	Salary & fees	Superannuation	Options	
2004	$	$	$	$
Butler, B R	73,962	14,102	-	88,064
Chilton, M	53,025	3,834	-	-
West, S M	100,000	-	-	100,000

	2005		2004	
Aggregates	Consolidated	Parent	Consolidated	Parent
	$	$	$	$
Short-Term	1,178,941	1,178,851	808,062	808,062
Post-Employment	164,080	164,080	58,046	58,046
Share Based Payment	47,425	47,425	-	-
	1,390,446	1,390,446	866,110	866,110

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

21. DIRECTORS AND EXECUTIVE DISCLOSURES (CONT)

(c) Option holdings of Key Management Personnel

Executive share options of Phosphagenics

	Bal @ 1/1/05 No.	Granted as remuneration No.	Date Granted	Net other change No.	Bal @ 31/12/05 No.	Expiry Date	Exercise Price $	Fair Value $'000	Options vested during year No.
Specified directors									
Addison, J.L	-	-	-	-	-	7-6-2009	-	-	-
Mills, J	-	-	-	-	-	7-6-2009	-	-	-
Ogru, E	-	-	-	-	-	7-6-2009	-	-	-
Pattison, I.G	350,000	-	-	-	350,000	7-6-2009	-	-	-
Preston, M.D	-	-	-	-	-	7-6-2009	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	7-6-2009	-	-	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	7-6-2009	-	-	-
Specified executives									
Butler, B.R	-	-	-	-	-	7-6-2009	-	-	-
Chilton, M	200,000	-	-	-	200,000	7-6-2009	-	-	-
Karanikolopoulos, K	-	-	-	-	-	-	-	-	-
Webb, S.N	-	3,000,000	18-8-05	-	3,000,000	7-6-2009	0.2148	285	500,000
West, S.M	2,675,000	-	-	-	2,675,000	7-6-2009	-	-	-
	9,475,000	3,000,000	-	-	12,475,000		0.2148	285	500,000

All Phosphagenics Limited share options issued to Ms. S.N. Webb during the financial year were made in accordance with the provisions of the Employee Share Option Plan (ESOP). Options held by other directors were acquired as part of the original subscriptions for shares in Phosphagenics in 1999. During the financial year, no options were exercised by specified directors and executives for ordinary shares in Phosphagenics Limited. No amounts remain unpaid on the options exercised during the financial year at year end.

Further details of the Employee Share Option Plan and of share options granted during the financial year is contained in note 5 to the financial statements.

(d) Shareholdings of Key Management Personnel

Fully paid ordinary shares of Phosphagenics Limited

	Balance@ 1/1/05 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance@ 31/12/05 No.	Balance held nominally No.
Addison, J.L	4,000	-	-	-	4,000	-
Mills, J	107,667	-	-	60,000	167,667	-
Ogru, E	2,711,610	-	-	-	2,711,610	-
Pattison, I.G	367,667	-	-	60,000	427,667	-
Preston, M.D	2,372,659	-	-	-	2,372,659	-
Rosen, H	64,030,143	-	-	50,000	64,080,143	-
Vizard, A.L	123,411	-	-	-	123,411	-
Butler, B.R	7,626,406	-	-	60,000	7,686,406	-
Chilton, M	150,000	-	-	-	150,000	-
Karanikolopoulos, K	-	-	-	4,200	4,200	-
Webb, S.N	20,000	-	-	-	20,000	-
West, S.M	59,171,143	-	-	-	59,171,143	-
	136,684,706	-	-	234,200	136,918,906	-

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

22. RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Phosphagenics Limited and the subsidiaries listed in the following table.

Name	Country of Incorporation	% Equity Interest 2005	% Equity Interest 2004	Investment $'000 2005	Investment $'000 2004
Vital Health Sciences Pty Ltd	Australia	100	100	94,211	94,211
Preform Technologies Pty Ltd	Australia	100	100	-	-
Adoil Pty Ltd	Australia	100	100	-	-

	Consolidated 2005 $	Consolidated 2004 $
(a) Other transactions with key management personnel		
The profit from operations includes no items of revenue and expense that resulted from transactions other than remuneration or equity holdings, with specified directors or their personally-related entities:	-	-

(b) Transactions with other related parties

Other related parties include:

- subsidiaries;

During the year, Vital Health Sciences Pty Ltd borrowed $3,000,000 from Phosphagenics Limited. No part of these funds has been repaid. There are no terms and conditions attached to this loan.

No amounts were provided for doubtful debts relating to debts due from related parties at reporting date (2004: Nil).

Transactions involving the parent entity

During the financial year, Phosphagenics Limited recognised a net receivable of $3,000,000 (2004: Nil) from its wholly-owned subsidiary for their working capital requirements for the current period. There are no terms and conditions attached to the repayment of this receivable.

(c) Parent entities

The parent entity in the consolidated entity is Phosphagenics Limited.

23. SUBSEQUENT EVENTS

There have been no significant events subsequent to balance date.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

	Note	CONSOLIDATED 2005 $000	CONSOLIDATED 2004 $000	PARENT 2005 $000	PARENT 2004 $000
24. NOTES TO THE CASH FLOW STATEMENT					
(a) Reconciliation of cash and cash equivalents					
For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:					
Cash at Bank		3,189	7,222	2,150	6,737
Short Term Deposits		10,000	-	10,000	-
		13,189	7,222	12,150	6,737
(b) Reconciliation of profit for the period to net cash flows from operating activities					
Net Profit		(8,493)	(2,276)	(2,585)	(2,276)
Adjustments for:					
Depreciation and amortisation of non-current assets		64	21	19	21
Capitalization of patent expenses		(196)	-	-	-
Impairment losses		3,900	-	-	-
Interest received		(333)	(121)	(257)	(121)
Share of associate's net losses, net of amortisation adjustment		-	811	-	811
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:					
(Increase)/decrease in assets:					
Trade receivables and other receivables		(936)	45	(74)	45
Inventories		(59)	-	-	-
Prepayments		250	(13)	(36)	(13)
Increase/(decrease) in liabilities:					
Trade payables and other payables		876	55	519	55
Government grants		356	-	-	-
Provisions		20	-	16	-
Net cash from/(used in) operating activities		(4,551)	(1,478)	(2,398)	(1,478)

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

25. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives

The Group's principal financial instruments comprise of cash and short-term deposits.

The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates.

The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

(b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(c) Foreign currency risk management

The Group has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency. The Group manage this exposure through the use of a USD bank account.

(d) Interest rate risk management

The consolidated entity is only exposed to interest rate risk in the area of cash at bank as it has no borrowings. The interest rate risk surrounding cash at bank is minimal.

(e) Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. The group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral obtained:

(g) Liquidity risk management

The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

25. FINANCIAL INSTRUMENTS (CONT)

(e) Fair value of financial instruments

Except as detailed in the following table, the directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates to their fair values (2004: net fair value).

The fair values and net fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

Transaction costs are included in the determination of net fair value.

The following tables detail the fair value of financial assets and financial liabilities:

CONSOLIDATED

2005	Carrying amount $'000	Fair value $'000
Financial assets		
Cash and cash equivalents	13,189	13,189
Trade and other receivables	1,003	1,003
Other receivables	390	390
	14,582	14,582
Financial liabilities		
Trade payables	52	52
Other payables	1,571	1,571
Deferred government grants	356	356
	1,979	1,979

2004	Carrying amount $'000	Fair value $'000
Financial assets		
Cash and cash equivalents	7,222	7,222
Trade and other receivables	660	660
Other receivables	45	45
	7,927	7,927
Financial liabilities		
Trade payables	342	342
Other payables	452	452
	794	794

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

25. FINANCIAL INSTRUMENTS (CONT)

PARENT

2005	Carrying amount $'000	Fair value $'000
Financial assets		
Cash and cash equivalents	12,150	12,150
Trade and other receivables	3,095	3,095
Other receivables	81	81
	15,326	15,326
Financial liabilities		
Trade payables	10	10
Other payables	524	524
	534	534

2004	Carrying amount $'000	Fair value $'000
Financial assets		
Cash and cash equivalents	6,737	6,737
Trade and other receivables	21	21
Other receivables	45	45
	6,803	6,803
Financial liabilities		
Trade payables	12	12
Other payables	50	50
	62	62

Interest Rate Risk

The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk.

CONSOLIDATED

	Variable interest rate	Maturity dates			Non interest bearing	Total
		Less than 1 year	1-5 years	More than 5 years		
2005	$'000	$'000	$'000	$'000	$'000	$'000
Floating Rate						
Cash and cash equivalents	13,189	-	-	-	-	13,189
	13,189	-	-	-	-	13,189

	Variable interest rate	Maturity dates			Non interest bearing	Total
		Less than 1 year	1-5 years	More than 5 years		
2004	$'000	$'000	$'000	$'000	$'000	$'000
Floating Rate						
Cash and cash equivalents	7,222	-	-	-	-	7,222
	7,222	-	-	-	-	7,222

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

25. FINANCIAL INSTRUMENTS (CONT)

PARENT

2005	Variable interest rate	Maturity dates Less than 1 year	1-5 years	More than 5 years	Non interest bearing	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Floating Rate						
Cash and cash equivalents	12,150	-	-	-	-	12,150
	12,150	-	-	-	-	12,150

2004	Variable interest rate	Maturity dates Less than 1 year	1-5 years	More than 5 years	Non interest bearing	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Floating Rate						
Cash and cash equivalents	6,737	-	-	-	-	6,737
	6,737	-	-	-	-	6,737

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under previous Australian Generally Accepted Accounting Principles ("AGAAP") are illustrated below.

Effect of A-IFRS on the balance sheet as at 1 January 2004

		CONSOLIDATED			PARENT		
	Note	Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets							
Cash & cash equivalents		2,312	-	2,312	2,312	-	2,312
Trade & other receivables		66	-	66	66	-	66
Other financial assets		13	-	13	13	-	13
Other		32	-	32	32	-	32
Total current assets		2,423	-	2,423	2,423	-	2,423
Non-current assets							
Investments accounted for using the equity method	a	26,889	(15,823)	11,066	26,889	(15,823)	11,066
Other financial assets		-	-	-	-	-	-
Property, plant and equipment		96	-	96	96	-	96
Total non-current assets		26,985	(15,823)	11,162	26,985	(15,823)	11,162
Total assets		29,408	(15,823)	13,585	29,408	(15,823)	13,585
Current liabilities							
Trade & other payables		25	-	25	25	-	25
Total current liabilities		25	-	25	25	-	25
Non-current liabilities							
Total non-current liabilities		-	-	-	-	-	-
Total liabilities		25	-	25	25	-	76
Net assets		29,383	(15,823)	13,560	29,383	(15,823)	13,560
Equity							
Share capital		39,701	-	39,701	39,701	-	39,701
Asset revaluation reserve	d	15,315	(15,315)	-	15,315	(15,315)	-
Retained earnings/(losses)	e	(25,633)	(508)	(26,141)	(25,633)	(508)	(26,141)
Total equity		29,383	(15,823)	13,560	29,383	(15,823)	13,560

* Reported balance sheet for the year ended 31 December 2003.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONT)

Effect of A-IFRS on the income statement for the financial year ended 31 December 2004

		CONSOLIDATED			PARENT		
	Note	Super-seded policies * $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Super-seded policies * $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Other income		290	-	290	290	-	290
Share of profits of associates and jointly controlled entities accounted for using the equity method	a	(1,701)	728	(973)	(1,701)	728	(973)
Employee benefits expense		(511)	-	(511)	(511)	-	(511)
Administrative expenses	b	(167)	144	(23)	(167)	144	(23)
Occupation and communication expenses		(232)	-	(232)	(232)	-	(232)
Consulting expenses		(673)	-	(673)	(673)	-	(673)
Other expenses		(154)	-	(154)	(154)	-	(154)
Profit/(loss) before income tax expense		(3,148)	872	(2,276)	(3,148)	872	(2,276)
Income tax expense		-	-	-	-	-	-
Profit/(loss) from continuing operations		(3,148)	872	(2,276)	(3,148)	872	(2,276)
Profit/(loss) for the period		(3,148)	872	(2,276)	(3,148)	872	(2,276)
Profit/(loss) attributable to members of the parent entity		(3,148)	872	(2,276)	(3,148)	872	(2,276)

* Reported financial results for the year ended 31 December 2004.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONT)

Effect of A-IFRS on the balance sheet as at 31 December 2004

		CONSOLIDATED			PARENT		
	Note	Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets							
Cash & cash equivalents		7,222	-	7,222	6,737	-	6,737
Trade & other receivables		660	-	660	21	-	21
Inventories		7	-	7	-	-	-
Other		45	-	45	45	-	45
Total current assets		7,934	-	7,934	6,803	-	6,803
Non-current assets							
Other financial assets		-	-	-	106,408	(12,197)	94,211
Property, plant and equipment		279	-	279	88	-	88
Goodwill	c	-	34,261	34,261	-	-	-
Intangible assets	h	105,820	19,442	125,262	-	-	-
Total non-current assets		106,099	53,703	159,802	106,496	(12,197)	94,299
Total assets		114,033	53,703	167,736	113,299	(12,197)	101,102
Current liabilities							
Trade & other payables		794	-	794	62	-	62
Provisions		16	-	16	14	-	14
Deferred tax liability	g	-	38,088	38,088	-	-	-
Total current liabilities		810	38,088	38,898	76	-	76
Non-current liabilities							
Total non-current liabilities		-	-	-	-	-	-
Total liabilities		810	38,088	38,898	76	-	76
Net assets		113,223	15,615	128,838	113,223	(12,197)	101,026
Equity							
Share capital		134,731	-	134,731	134,731	-	134,731
Asset revaluation reserve	a,d	4,243	23,569	27,812	4,243	(4,243)	-
Retained earnings	e	(25,751)	(7,954)	(33,705)	(25,751)	(7,954)	(33,705)
Parent entity interest		113,223	15,615	128,838	113,223	(12,197)	101,026
Total equity		113,223	15,615	128,838	113,223	(12,197)	101,026

* Reported financial position for the financial year ended 31 December 2004.

Effect of A-IFRS on the cash flow statement for the financial year ended 31 December 2004

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONT)

Notes to the reconciliations of income and equity

(a) Equity Accounting Movements

Research and development expenditure was capitalized under AGAAP, however under AIFRS only development expenditure is allowed to be capitalized. Therefore, previously capitalized research expenditure is required to be reversed to accumulated losses. Additionally, all amortisation associated with the previously capitalized research expenditure is required to be reversed. An equity accounted adjustment is then required to reflect the 36.7% investment by the company in Vital Health Sciences Pty Ltd (VHS).

Under AIFRS, revaluations of identifiable intangible assets are only permitted if the specific asset can be traded in an active market. The identifiable intangibles in both VHS and Petrecycle Limited (in which Phosphagenics Limited had a 30% interest) cannot be traded in an active market and therefore the original adjustments taken up by Phosphagenics Limited due to revaluation of these intangibles has to be reversed. Phosphagenics Limited originally accounted for these revaluations as an increase in the equity accounted investment and a respective increase in the Asset Revaluation Reserve.

(b) Amortisation of Goodwill

Under AIFRS, amortisation of goodwill is not allowed. Rather, goodwill is regularly tested for impairment. Therefore previous amortisation is to be reversed to Accumulated Losses.

(c) Goodwill on consolidation

Phosphagenics is required to assess the fair value of tangible and intangible assets and liabilities as a result of the business combination. Therefore, at each stage of the combination, Phosphagenics Limited has determined the fair value of assets and liabilities attributable to that acquisition.

Goodwill represents the excess of the cost of the business combination over the fair value of net tangible and intangible assets acquired.

(d) Asset Revaluation Reserve

To bring the intellectual property up to its fair value as at the date of acquisition, Phosphagenics Limited is required to increase the value of its original 36.7% holding in VHS. This is required to be brought to the Asset Revaluation Reserve. In addition, the reserve in respect of the investment in Petrecycle requires reversing to accumulated losses under A-IFRS.

(e) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

		CONSOLIDATED		PARENT	
	Note	1 Jan 2004 $'000	31 Dec 2004 $'000	1 Jan 2004 $'000	31 Dec 2004 $'000
Research expenditure written off	a	(508)	(784)	(508)	(784)
Equity accounting adjustments	a	-	432	-	432
Reserve reversed	d	-	(8,042)	-	(8,042)
Goodwill no longer amortised	c	-	440	-	440
Total adjustment to retained earnings		(508)	(7,954)	(508)	(7,954)

(f) Adoption of AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement.*

There was no impact on the Income Statement and equity on adoption of AASB 132 and AASB 139.

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

26. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONT)

Notes to the reconciliations of income and equity (cont)

(g) Deferred Tax Liabilities
AIFRS requires a company to recognize the potential future tax liabilities associated with future income derived from acquired assets in respect of which there are no deductions available for tax purposes.

Under AIFRS, entities are required to recognise deferred tax liabilities whenever the recovery or settlement of the accounting carrying amount of an asset would make future tax payments larger than they would be if such recovery were to have no tax consequences. The purchase of intellectual property associated with VHS by definition has a cost base of zero and is going to be used to generate future revenues (the basis for its valuation). Generally where recovery is through use the relevant tax base will be the value of the future tax deductions associated with the use of the asset in gaining or producing assessable income. As Phosphagenics has not elected to consolidate for income tax purposes the depreciable basis of the Intellectual Property (IP) in VHS remains unchanged on acquisition, and has been assessed as nil for all IP.

In accordance with AIFRS, Phosphagenics was required to recognise the fair value of the assets of VHS on accounting consolidation. As result of recognising this uplift in the accounting value of the IP, Phosphagenics is required to recognise an associated deferred tax liability, being the increase in tax payments that will arise through the realisation of the carrying value of the IP through use. As the future use of the IP does not give rise to tax deductions for VHS, Phosphagenics is required to recognise 30% of the carrying value of the IP as a deferred tax liability.

(h) Provisional accounting
In the half year reporting period to 30 June 2005, the group took advantage of the provisional accounting rules in AASB 3: *Business Combinations* in determining the fair value of the assets and liabilities acquired in its acquisition of the remaining issued capital of VHS. As part of the acquisition accounting, the group obtained an independent valuation of the identifiable intangible assets which resulted in an uplift in the value provisionally assigned. The effect of the valuation on the acquisition accounting has been recorded in the balance sheet at 31 December 2004.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent audit report to members of Phosphagenics Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Phosphagenics Limited (the company) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. The Auditors' Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion:

1. the financial report of Phosphagenics Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Phosphagenics Limited and the consolidated entity at 31 December 2005 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Don Brumley
Partner
Melbourne
16 March 2006

Notes to the Financial Statements (Cont)

Year Ended 31 December 2005

Directors' Declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001

At the date of this declaration, the company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the directors' opinion, there are reasonable grounds to believe that the company and the companies to which the ASIC Class Order applies, as detailed in note 52 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Board

Harry Rosen
Managing Director

Melbourne

16 March 2006

24 March 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

March 2006 Newsletter

Attached for release to the market is a copy of the March 2006 Newsletter that has been dispatched today to the Company's members.

The Newsletter may also be viewed on the Company's website at: www@phosphagenics.com.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\march 2006 newsletter, 24 03 06



Milestones achieved since last newsletter

- Phosphagenics' testing on pigs to deliver insulin via its transdermal platform, TPM-01, was featured in Channel 9's National Nine News and Sky News Australia during March.
- Phosphagenics successfully delivered insulin through the skin of rats using its transdermal platform TPM-01.
- Phosphagenics successfully demonstrated rapid and sustained transdermal delivery of morphine in humans.
- Phosphagenics' compound, GTP-0805, achieved a greater than 90 per cent reduction of cultured breast and prostate cancer cells with no damage to normal cells, in an in vitro study.
- Phosphagenics' personal care active ingredient, Vital ET™, was launched in Australia under the "Eternal Beauty" brand and Pharmabrands' "ACNIL" acne cream and lotion.

PHOSPHAGENICS

Newsletter March 2006

PHOSPHAGENICS LIMITED

www.phosphagenics.com

ABN: 32 056 482 403

Security Codes: ASX (POH); AIM (PSG);
ISIN (AU000000POH7)



TRANSDERMAL INSULIN

Additional in vivo testing has successfully confirmed the ability of Phosphagenics' transdermal platform, TPM-01, to deliver insulin through the skin of rats.

Phosphagenics is now using a local contract research organisation to test the delivery of insulin on pigs. Pig physiology and skin structure bears a close resemblance to that of humans. Subsequent human clinical trials are planned in Q2 '06.

The quality of animal and human studies to assess the efficacy of the novel TPM-01 formulation for transdermal delivery of insulin to humans has generated interest amongst Australian media and diabetes researchers worldwide. As a result, Phosphagenics is proud to announce the participation of Dr William Hsu from the Joslin Institute at Harvard Medical School in our upcoming human studies. The Joslin Institute is a world leader in diabetes research and treatment, and Dr Hsu will provide a significant intellectual resource for the design, optimisation and evaluation of these studies.

TRANSDERMAL MORPHINE

Phosphagenics conducted a Phase 1b human study in October to further understand the transdermal delivery of morphine with TPM-01 in humans (see graph for results). This study establishes the utility of the platform, and provides Phosphagenics with a launching pad to undertake a Phase 2a efficacy study.

The 1b study, conducted in 16 healthy male volunteers, showed that therapeutic blood levels were achieved within one hour with Phosphagenic's optimized transdermal delivery system and were sustained for over 48 hours following a single administration. The formulation was well tolerated as there were no serious adverse events, such as redness or irritation of the skin associated with the application.

These results are significant milestones for Phosphagenics as they clearly demonstrate TPM-01 as a novel platform technology capable of delivering morphine and potentially a variety of other drugs and proteins through the skin.

The upcoming Phase 2a efficacy study will assess the ability of transdermal morphine delivered to provide meaningful pain relief over a four-day period. In addition, the study will include a dose-escalation component that will give Phosphagenics the ability to continue with further clinical studies in the area of pain management.

These studies will be conducted under the direction of Professor Guy Ludbrook, Head of Anaesthesia at the Royal Adelaide Hospital. Professor

Ludbrook has extensive experience over many years in the area of pain relief and in the development of novel technologies.

ORAL GAMMA TOCOPHERYL PHOSPHATE

Phosphagenics conducted experimental work to investigate the anti-cancer effects on prostate and breast cell lines by combining its gamma tocopheryl phosphate compound (GTP-0805) with Lycopene (a naturally occurring carotenoid), and GTP-0805 with Tamoxifen (a commonly used anti-cancer drug).

The studies on GTP-0805 found that the compound induced a greater than 90 per cent reduction in cultured breast and prostate cancer cell, without harming normal cells. In addition, GTP-0805 demonstrated a synergistic anti-cancer affect on prostate cancer cells when combined with Lycopene.

The combination demonstrated potent anti-proliferative and pro-apoptotic activity with almost complete reduction in the remaining number of viable cancer cells.

The GTP-0805 activity was assessed in human breast cancer cell lines both alone and in combination with the anti-cancer agent, Tamoxifen.

Results suggest that GTP-0805 is a potent apoptotic agent, capable of killing the cancerous cells in a dose-dependent manner and more potent than Tamoxifen in this cell line.

Based on these positive results, a large-scale study is currently underway in the relevant animal models to assess the anti-tumour activity of GTP-0805 alone and in combination with well-known anti-cancer agents.

TRANSDERMAL MORPHINE GRAPH



MEAN PLASMA MORPHINE CONCENTRATIONS FOLLOWING A SINGLE ADMINISTRATION (100 MORPHINE MG AS TPM-01/M)
Plama concentration (ng/mL)
Morphine 1b - optimised formulation & application
Note: Shading denotes therapeutic plasma levels of morphine
Time (hours)

ORAL GAMMA TOCOPHERYL PHOSPHATE GRAPHS



PROSTATE CANCER CELLS TREATED WITH GAMMA-TP +/- LYCOPENE
Percentage inhibition of Cancer cell growth (%)
Lycopene
GTP
GTP-0805 + Lycopene 5ug/ml
gamma-TP Concentration (µg/ml)



BREST CANCER CELLS TREATED WITH GAMMA-TP +/- TAMOXIFEN
Percentage inhibition of Cancer cell growth (%)
gamma-TP alone
Tamoxifen alone (0.1ug/ml)
gamma-TP + Tamoxifen (0.1ug/ml)
gamma-TP Concentration (µg/ml)

Research & development team: new member profiles



DR NIKOLOVSKI

We are pleased to welcome Dr Billie Nikolovski to our Cell Culture Facility. Having recently completed a PhD investigating insulin with the Diabetes Group within Monash University's Department of Biochemistry and Molecular Biology, Billie will be working closely with Dr Roksan Libinaki undertaking the fundamental stages of screening new Phosphagenics' products.



DR KENNEDY

Dr Nicholas Kennedy has recently joined our Transdermal Delivery team bringing a good understanding of commercialisation processes and IP-protection after spending time with biotechnology companies including Pfizer, CSL and AMRAD. Nicholas's expertise lies in the design, implementation and analysis of experiments in a variety of animal models, including mice, rats and sheep, particularly in the area of vaccine and immunology research.



BELINDA KELLY

Belinda Kelly joins our R&D team as a medical writer, which incorporates the organising and analysing of data for scientific reports and applications. Belinda has a strong laboratory research background, with an MSc specialising in neuroscience, as well as expertise in co-ordinating clinical trials.



AILEEN HEAL

Aileen Heal has also joined our R&D team and will be involved in cell culture and animal studies. Aileen has a strong background in cancer research and has completed a Masters qualification in Reproductive Biology at the Monash Institute of Medical Research. Aileen has worked on human trials of colon and uterine cancer with the Monash University Department of Surgery and Prince Henry's Institute of Medical Research, respectively.

Vital ET™ update

New ISP promotion

International Specialty Products (ISP), the US-based global distributor of Phosphagenics' personal care active ingredient, Vital ET™, has invested in promotional materials to market Vital ET™ to the world's leading personal care brands.

ISP's clinical studies show Vital ET™'s efficacy in reducing many of the symptoms associated with sensitive skin: redness, irritation, swelling and itching. It is particularly effective for sensitive skin in anti-acne, anti-aging, anti-wrinkle, shaving, scalp and hair treatment applications.

Vital ET™ production

The increasing global demand for Vital ET™ has resulted in ISP placing two production orders in late 2005 and early 2006.

A total of approximately six tonnes of active product will be produced at the Canadian-based contract facility using Phosphagenics' patented and unique manufacturing process.

INTERNATIONAL SPECIALITY PRODUCTS

Australian production developments

Phosphagenics leased a 460 sq. metre office and warehouse facility located near Monash University for the continuation of our pilot scale test work and initial production activities.

This new building will concentrate our team of chemists and development staff and enable them to take this side of the Company's operations to the next level.



A scale-up of the proprietary design pilot plant reactor is being built and will be installed in an integrated framework with attendant kettles and services.

The know-how, equipment and operating procedures refined in these facilities are also used to manufacture our pharmaceutical-grade product, TPM-01, that is produced under contract at the GMP facilities of the Institute of Drug Technology Australia Limited. Initial production was undertaken in late 2004 and further production runs are scheduled in 2006.

Phosphagenics added to the ASX's All Ordinaries Index

As of March 3, 2006, Phosphagenics Limited has been included in the Australian Stock Exchange's (ASX) All Ordinary Index – the predominant measure of the overall performance of the Australian sharemarket.

This index is made up of the 500 largest stocks listed on the ASX and Phosphagenics' inclusion in the index is evidence of its escalated market capitilisation.

The index is rebalanced annually in March.



Melbourne, New York

In March, Phosphagenics successfully lodged its American Depositary Receipt (ADR) application. The trading of ADRs shall commence in late March when the effective ADR status will be granted by the American Securities and Exchange Commission.

ADRs are commonly used to facilitate the holding and trading by US investors of stocks in foreign companies not listed in the US. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depository's local custodian bank, which then instructs the depositary bank, in this case The Bank of New York, to issue depository receipts. ADRs are traded in the same manner as ordinary shares.

Phosphagenics' CEO, Mr Harry Rosen, said that the establishment of this ADR facility was consistent with the Company's strategy to open its share registry to the global investment market.

"It is part of our long-term strategy to expand our presence in the US. The ADR program will help us to increase our visibility in the US pharmaceutical and nutraceutical markets, facilitate our access to the US capital markets and enhance the trading options for existing and potential new investors," he said.



ACNIL launches in Australia



Director of Pharmabrands Australia Pty Ltd, Dr Anthony Brown, talks about the successful launch of the ACNIL range of skin-care products in Australia.

Tell us about Pharmabrands' activity in Australia?

"Pharmabrands is a Melbourne-based developer and distributor of a wide range of health and beauty products to Australian and New Zealand pharmacies, plus the Priceline outlets in Australia."

Why did Pharmabrands select Vital ET™ from Phosphagenics for the ACNIL range?

"My role at Pharmabrands is to develop new cosmetics, complementary and medicinal products. As a result, I am constantly searching for innovative products from the world's best biotechnology companies.

In February 2004, my search for a new revolutionary agent to assist in the management of acne-prone skin led me to Phosphagenics and its Vital ET™ product.

Following discussions with Dr Esra Ogru of Phosphagenics and with Mr Dennis Long from ISP Corporation (ISP), the worldwide distributor of Vital ET™, we were convinced of the product's benefits with regard to cosmetic and medicinal applications, in particular skin products for acne-prone conditions.

Esra and Dennis provided outstanding assistance with regard to R&D information and Australian regulatory requirements. Thanks to their help we have been able to develop our ACNIL range, which will benefit acne-prone skin types, initially in Australia and eventually, globally. With the inclusion of Vital ET™ in our new formulation we now have a competitive edge in the personal skin-care market."

How has ACNIL performed in Australia?

"The feedback from Australian pharmacies is that ACNIL is superior to anything else that is available in the acne area. Sales have exceeded expectations following market launch in early February and with the promotional activities starting in March, these sales levels will only get better."



ACNiL
WITH VITAL ET & ISOLUTROL
40mL

PHOSPHAGENICS

Level 2, 90 William Street
Melbourne VIC 3000
Ph: +61 3 9605 5900
Fax: +61 3 9605 5999
info@phosphagenics.com
www.phosphagenics.com
Security Codes:
ASX (POH);
AIM (PSG);
ISIN (AU000000POH7)

PHOSPHAGENICS

27 March 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : Phosphagenics Establishes American Depository Receipt Programme

Phosphagenics Limited ("Phosphagenics"), the Australian Stock Exchange (ASX:POH) and AIM - (AIM:PSG) listed pharmaceutical and nutraceutical company, advises that it has established a Level 1 American Depository Receipt (ADR) programme in the US. The Bank of New York has been appointed as the depositary bank to administer the ADR program.

The ADRs will trade in the US over-the-counter market . Each ADR will represent 30 Phosphagenics ordinary shares. Phosphagenics ordinary shares will continue to trade on the ASX and AIM markets.

Harry Rosen, CEO of Phosphagenics, commented: "It is part of our long-term strategy to expand our presence in the US. The ADR programme will help us to increase our visibility in the US pharmaceutical and nutraceutical markets and enhance the trading options for existing and potential new investors."

For further information please contact:
Phosphagenics Limited
Harry Rosen, Managing Director
Telephone: +61 3 9605 5900

Northbank Communications:
Emma Palmer, Rowan Minnion
Telephone: 44 (0) 20 7886 8150

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p:\asx\ADR 27 03 06

About American Depository Receipts ("ADRs")
ADRs are commonly used to facilitate the holding and trading by U.S. investors of stocks in foreign companies not listed in the US. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depository's local custodian bank, which then instructs the depositary bank, in this case The Bank of New York, to issue depository receipts. ADRs are traded in the same manner as ordinary shares.

About Phosphagenics Limited
Phosphagenics is a pharmaceutical and nutraceutical company with a diversified portfolio of technologies encompassing drug delivery, drug enhancement, and active ingredients for dietary supplements, functional foods and personal care products. It is based in Melbourne, Australia. Its shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). Further information regarding Phosphagenics can be found at www.phosphagenics.com.

The Nutraceutical Division of Phosphagenics currently distributes its vitamin E-based dietary supplement product throughout the US via a licensing agreement with Zila, Inc of Phoenix, AR [NASDAQ:ZILA], who markets it under the name Ester-E. Phosphagenics also has a global distribution agreement with International Specialty Products (ISP) of Wayne, NJ to market its personal care product, Vital-ET, to the cosmetics and personal care markets. The Pharmaceutical Division of Phosphagenics has a Development Agreement with Alza Corporation of Mountain View, CA, under which Alza will fund tests to determine the feasibility of delivering a number of compounds nominated by Alza using Phosphagenics' patented transdermal delivery system, TPM-01.

PHOSPHAGENICS

27 March 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

re : Phosphagenics Limited
American Depository Receipts ("ADR")

Further to this morning's announcement about the establishment of an ADR facility in the US.

The Company has now been provided with the following ADR programme information:

Type of ADR Programme	:	Level 1
ADR Effective Date :	:	24 March 2006
US Exchange	:	Over the Counter (OTC)
CUSIP number	:	718958101
ISIN number	:	US7189581017
ADR Ticker Symbol	:	PPGNY
Ratio to underlying ordinary shares (ADR : ordinary)	:	1:30

Shareholders and members of the investing public can access trading information about the ADR by visiting the Company's website at : www.phosphagenics.com and following the links or visit www.marketwatch.com and enter the ADR ticker symbol of PPGNY.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\ADRs, ASX 27 03 06

PHOSPHAGENICS

27 March 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Professor J Mills

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Professor Mills to the Company's ordinary fully paid shares. Such change in interest occurring on Friday 24 March 2006 and arising from the purchase on-market of 40,000 ordinary fully paid Phosphagenics Limited shares at A$0.235 a share.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y jm1 27 03 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MILLS, John
Date of last notice	27 MAY 2005 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

27 March 2006

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A"

27 March 2006

Schedule of Directors Interests

COMPANY NAME: Phosphagenics Limited

	PRESENT Appendix 3Y (27/03/06)		PREVIOUS Appendix 3Y (27/05/05)	
	SHARES	**OPTIONS**	SHARES	OPTIONS
ASX CODE	**POH**	**POHOB**	POH	POHOB
Name of Registered Holder(s)				
Prof. John Mills & Prof. Suzanne Mary Crowe (1)	**127,667**	**Nil**	107,667	Nil
Prof. John Mills & Prof. Suzanne Mary Crowe <Portsea Superannuation Fund A/C>(2)	**80,000**	**Nil**	60,000	Nil
TOTAL ENTITLEMENTS:	**207,667**	**Nil**	167,667	Nil
Total Issued Securities	**546,758,476**	**59,646,712**	499,855,710	59,674,478
Percentage entitlements	**0.038**	**NIL**	0.0335	NIL

COMMENTS:

1 Professor Mills has a legal and beneficial entitlement to the securities registered in the above joint holding.

2 Professor Mills is a beneficiary under the Portsea Superannuation Fund.

Movement in Entitlements:

Balance, 27/05/05		167,667 shares
Acquisitions:		
Acquired through ON-MARKET PURCHASE on 24 March 2006 @ A$0.235 a share.		40,000 shares
(1) Professor John Mills and Professor Suzanne M Crow	20,000	
(2) <Portsea Superannuation Fund A/c>	20,000	
Balance, per Appendix 3Y, 27/03/06		207,667 shares

poh\asx\3y (form) j mills 27 03 06

PHOSPHAGENICS

29 March 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Dr Esra OGRU

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Dr Esra Ogru to the Company's ordinary fully paid shares. Such change in interest occurring on 27 March 2006 and arising from the off-market acquisition of 3 million ordinary fully paid Phosphagenics Limited shares.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y eo 29 03 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	OGRU, Esra
Date of last notice	11 October 2005 (Appendix 3X)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

29 March 2006

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A"

29 March 2006

Schedule of Directors Interests

COMPANY NAME: Phosphagenics Limited

	PRESENT Appendix 3Y (29/03/06)		PREVIOUS Appendix 3X (11/10/05)	
	SHARES	OPTIONS	SHARES	OPTIONS
ASX CODE	POH	POHOB	POH	POHOB
Name of Registered Holder(s)				
Self	**3,000,000**	-	-	-
Glencan Pty Ltd	**1,355,305**	-	1,355,305	-
Oakmor Pty Ltd	**1,355,305**	-	1,355,305	-
TOTAL ENTITLEMENTS:	**5,710,610**	**nil**	2,710,610	nil
Total Issued Securities	**546,758,476**	**59,646,712**	499,883,476	
Percentage entitlements	**1.04%**	**NA**	0.542%	NA

COMMENTS:

1 The shares (3 million ordinary fully paid shares) entitled to be registered in the name of Dr Ogru will be legally and beneficially held.

2 Dr Ogru remains entitled to 2,711,610 ordinary fully paid shares in the issued capital of the Company held equally (1,355,305 shares) in trust in the names of Glencan Pty Ltd and Oakmor Pty Ltd.

Movement in Entitlements:

1	**Self**		
	Balance, 11/10/05 (Appendix 3X)		nil
	Acquired through off-market transactions on 27/03/06 at nil consideration		3,000,000
	Balance, 29/03/06 (Appendix 3Y)		3,000,000
2	**Glencan Pty Ltd**	no change	1,355,305
3	**Oakmor Pty Ltd**	no change	1,355,305

PHOSPHAGENICS

29 March 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sirs

re : Phosphagenics Limited

Change in Substantial Shareholding : Form 604

Attached for release to the market is a Form 604 notice of change in the substantial shareholding of Mr H Snook as lodged on his behalf.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\604, h snook 29 03 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	PHOSPHAGENICS LIMITED
ACN/ARSN	056 482 403

1. Details of substantial holder (1)

Name	HARVEY SNOOK
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	27/03/06
The previous notice was given to the company on	04//01/05
The previous notice was dated	04//01/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
REFER ANNEXURE "A"				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER ANNEXURE "A"				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	REFER ANNEXURE "A"				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER ANNEXURE "A"	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REEFER ANNEXURE "A"	

Signature

print name HARVEY SIMOCK capacity SELF

sign here date 29/03/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the Annexure marked "A" of two pages referred to in the Form 604 (Notice of Change to Substantial Shareholding) and dated the date of signing

HARVEY SNOOK

Details of Entitlements and Registered Holdings of Ordinary Shares:

		Form 604 29/03/2006	Form 603 04/01/2005
1.0	**Entitlement holder:**		
1.1	**Harvey Snook** **192 Nepean Highway** **Aspendale Vic 3195**	**31,839,529**	34,839,529
	Total entitlement	**31,839,529**	34,839,529
2.0	**Held in the following names:**		
2.1	**Self**	**800,000**	800,000
2.2	**H Snook Pty Ltd (ACN 005 399 851)** **410 Burke Road** **Camberwell Vic 3124**	**31,039,529**	34,039,529
	Total entitlement of Harvey Snook	**31,839,529**	34,839,529
3.0	**Issued voting shares of Phosphagenics Limited**	**546,758,476**	499,834,011
4.0	**Percentage entitlement**	**5.82%**	6.97%
5.0	**Movement in entitlements:**		
5.1	**Self** **Balance held : unchanged**	**800,000**	800,000
5.2	**H Snook Pty Ltd** **Balance held : Form 603, 31/12/2004**	**34,039,529**	nil
	Acquisition : received as consideration for shares held in Vital Health Sciences Limited		34,039,529
	Disposals		
	23/11/2005, on-market at 24 cents	**- 2,000,000**	
	27/03/2006, off-market at nil consideration	**- 1,000,000**	
	Total Disposals	**- 3,000,000**	
	Balance, Form 604, 29/03/2006	**31,039,529**	34,839,529

6.0 **<u>Comments:</u>**

Mr Snook is entitled to the above securities for the following reasons:

6.1 Mr Snook is the legal and beneficial holder of the 800,000 ordinary shares registered in his name in the Phosphagenics Limited Register of Members.

6.2 Mr Snook is a director and the holder of an entitlement to in excess of 20 per cent of the issued capital of H Snook Pty Ltd and as such has an entitlement to the 31,039,529 ordinary shares now registered in the name of H Snook Pty Ltd.

p\asx\603 h snook 29 03 06 annexure



PHOSPHAGENICS

Newsletter March 2006

Milestones achieved since last newsletter

- Phosphagenics' testing on pigs to deliver insulin via its transdermal platform, TPM-01, was featured in Channel 9's National Nine News and Sky News Australia during March.
- Phosphagenics successfully delivered insulin through the skin of rats using its transdermal platform TPM-01.
- Phosphagenics successfully demonstrated rapid and sustained transdermal delivery of morphine in humans.
- Phosphagenics' compound, GTP-0805, achieved a greater than 90 per cent reduction of cultured breast and prostate cancer cells with no damage to normal cells, in an in vitro study.
- Phosphagenics' personal care active ingredient, Vital ET™, was launched in Australia under the "Eternal Beauty" brand and Pharmabrands' "ACNIL" acne cream and lotion.

PHOSPHAGENICS LIMITED

www.phosphagenics.com

ABN: 32 056 482 403

Security Codes: ASX (POH); AIM (PSG);
ISIN (AU000000POH7)

Research & development update



TRANSDERMAL INSULIN

Additional in vivo testing has successfully confirmed the ability of Phosphagenics' transdermal platform, TPM-01, to deliver insulin through the skin of rats.

Phosphagenics is now using a local contract research organisation to test the delivery of insulin on pigs. Pig physiology and skin structure bears a close resemblance to that of humans. Subsequent human clinical trials are planned in Q2 '06.

The quality of animal and human studies to assess the efficacy of the novel TPM-01 formulation for transdermal delivery of insulin to humans has generated interest amongst Australian media and diabetes researchers worldwide. As a result, Phosphagenics is proud to announce the participation of Dr William Hsu from the Joslin Institute at Harvard Medical School in our upcoming human studies. The Joslin Institute is a world leader in diabetes research and treatment, and Dr Hsu will provide a significant intellectual resource for the design, optimisation and evaluation of these studies.

TRANSDERMAL MORPHINE

Phosphagenics conducted a Phase 1b human study in October to further understand the transdermal delivery of morphine with TPM-01 in humans (see graph for results). This study establishes the utility of the platform, and provides Phosphagenics with a launching pad to undertake a Phase 2a efficacy study.

The 1b study, conducted in 16 healthy male volunteers, showed that therapeutic blood levels were achieved within one hour with Phosphagenic's optimized transdermal delivery system and were sustained for over 48 hours following a single administration. The formulation was well tolerated as there were no serious adverse events, such as redness or irritation of the skin associated with the application.

These results are significant milestones for Phosphagenics as they clearly demonstrate TPM-01 as a novel platform technology capable of delivering morphine and potentially a variety of other drugs and proteins through the skin.

The upcoming Phase 2a efficacy study will assess the ability of transdermal morphine delivered to provide meaningful pain relief over a four-day period. In addition, the study will include a dose-escalation component that will give Phosphagenics the ability to continue with further clinical studies in the area of pain management.

These studies will be conducted under the direction of Professor Guy Ludbrook, Head of Anaesthesia at the Royal Adelaide Hospital. Professor

News

Australian production developments

Phosphagenics leased a 460 sq. metre office and warehouse facility located near Monash University for the continuation of our pilot scale test work and initial production activities.



This new building will concentrate our team of chemists and development staff and enable them to take this side of the Company's operations to the next level.

A scale-up of the proprietary design pilot plant reactor is being built and will be installed in an integrated framework with attendant kettles and services.

The know-how, equipment and operating procedures refined in these facilities are also used to manufacture our pharmaceutical-grade product, TPM-01, that is produced under contract at the GMP facilities of the Institute of Drug Technology Australia Limited. Initial production was undertaken in late 2004 and further production runs are scheduled in 2006.

Phosphagenics added to the ASX's All Ordinaries Index

As of March 3, 2006, Phosphagenics Limited has been included in the Australian Stock Exchange's (ASX) All Ordinary Index – the predominant measure of the overall performance of the Australian sharemarket.

This index is made up of the 500 largest stocks listed on the ASX and Phosphagenics' inclusion in the index is evidence of its escalated market capitilisation.

The index is rebalanced annually in March.



Melbourne, New York

In March, Phosphagenics successfully lodged its American Depositary Receipt (ADR) application. The trading of ADRs shall commence in late March when the effective ADR status will be granted by the American Securities and Exchange Commission.

ADRs are commonly used to facilitate the holding and trading by US investors of stocks in foreign companies not listed in the US. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depository's local custodian bank, which then instructs the depositary bank, in this case The Bank of New York, to issue depository receipts. ADRs are traded in the same manner as ordinary shares.

Phosphagenics' CEO, Mr Harry Rosen, said that the establishment of this ADR facility was consistent with the Company's strategy to open its share registry to the global investment market.

"It is part of our long-term strategy to expand our presence in the US. The ADR program will help us to increase our visibility in the US pharmaceutical and nutraceutical markets, facilitate our access to the US capital markets and enhance the trading options for existing and potential new investors," he said.



Research & development team: new member profiles





DR NIKOLOVSKI

We are pleased to welcome Dr Billie Nikolovski to our Cell Culture Facility. Having recently completed a PhD investigating insulin with the Diabetes Group within Monash University's Department of Biochemistry and Molecular Biology, Billie will be working closely with Dr Roksan Libinaki undertaking the fundamental stages of screening new Phosphagenics' products.

DR KENNEDY

Dr Nicholas Kennedy has recently joined our Transdermal Delivery team bringing a good understanding of commercialisation processes and IP-protection after spending time with biotechnology companies including Pfizer, CSL and AMRAD. Nicholas's expertise lies in the design, implementation and analysis of experiments in a variety of animal models, including mice, rats and sheep, particularly in the area of vaccine and immunology research.





BELINDA KELLY

Belinda Kelly joins our R&D team as a medical writer, which incorporates the organising and analysing of data for scientific reports and applications. Belinda has a strong laboratory research background, with an MSc specialising in neuroscience, as well as expertise in co-ordinating clinical trials.

AILEEN HEAL

Aileen Heal has also joined our R&D team and will be involved in cell culture and animal studies. Aileen has a strong background in cancer research and has completed a Masters qualification in Reproductive Biology at the Monash Institute of Medical Research. Aileen has worked on human trials of colon and uterine cancer with the Monash University Department of Surgery and Prince Henry's Institute of Medical Research, respectively.

Vital ET™ update

New ISP promotion

International Specialty Products (ISP), the US-based global distributor of Phosphagenics' personal care active ingredient, Vital ET™, has invested in promotional materials to market Vital ET™ to the world's leading personal care brands.

ISP's clinical studies show Vital ET™'s efficacy in reducing many of the symptoms associated with sensitive skin: redness, irritation, swelling and itching. It is particularly effective for sensitive skin in anti-acne, anti-aging, anti-wrinkle, shaving, scalp and hair treatment applications.

Vital ET™ production

The increasing global demand for Vital ET™ has resulted in ISP placing two production orders in late 2005 and early 2006.

A total of approximately six tonnes of active product will be produced at the Canadian-based contract facility using Phosphagenics' patented and unique manufacturing process.

INTERNATIONAL SPECIALITY PRODUCTS

Ludbrook has extensive experience over many years in the area of pain relief and in the development of novel technologies.

ORAL GAMMA TOCOPHERYL PHOSPHATE

Phosphagenics conducted experimental work to investigate the anti-cancer effects on prostate and breast cell lines by combining its gamma tocopheryl phosphate compound (GTP-0805) with Lycopene (a naturally occurring carotenoid), and GTP-0805 with Tamoxifen (a commonly used anti-cancer drug).

The studies on GTP-0805 found that the compound induced a greater than 90 per cent reduction in cultured breast and prostate cancer cell, without harming normal cells. In addition, GTP-0805 demonstrated a synergistic anti-cancer affect on prostate cancer cells when combined with Lycopene.

The combination demonstrated potent anti-proliferative and pro-apoptotic activity with almost complete reduction in the remaining number of viable cancer cells.

The GTP-0805 activity was assessed in human breast cancer cell lines both alone and in combination with the anti-cancer agent, Tamoxifen.

Results suggest that GTP-0805 is a potent apoptotic agent, capable of killing the cancerous cells in a dose-dependent manner and more potent than Tamoxifen in this cell line.

Based on these positive results, a large-scale study is currently underway in the relevant animal models to assess the anti-tumour activity of GTP-0805 alone and in combination with well-known anti-cancer agents. ⭘

TRANSDERMAL MORPHINE GRAPH

MEAN PLASMA MORPHINE CONCENTRATIONS FOLLOWING A SINGLE ADMINISTRATION (100 MORPHINE MG AS TPM-01/M)



Plama concentration (ng/mL)
0
5
10
15
20
25
30
35
40
45
Morphine 1b - optimised formulation & application
Morphine 1a
Note: Shading denotes therapeutic plasma levels of morphine
0
5
10
15
20
25
30
35
40
45
50
Time (hours)

ORAL GAMMA TOCOPHERYL PHOSPHATE GRAPHS

PROSTATE CANCER CELLS TREATED WITH GAMMA-TP +/- LYCOPENE



Percentage inhibition of Cancer cell growth (%)
120
100
80
60
40
20
0
Lycopene
GTP
GTP-0805 + Lycopene 5ug/ml
10
15
20
25
gamma-TP Concentration (µg/ml)

BREST CANCER CELLS TREATED WITH GAMMA-TP +/- TAMOXIFEN



Percentage inhibition of Cancer cell growth (%)
120
100
80
60
40
20
0
gamma-TP alone
Tamoxifen alone (0.1ug/ml)
gamma-TP + Tamoxifen (0.1ug/ml)
10
15
20
25
gamma-TP Concentration (µg/ml)

ACNIL launches in Australia



Director of Pharmabrands Australia Pty Ltd, Dr Anthony Brown, talks about the successful launch of the ACNIL range of skin-care products in Australia.

Tell us about Pharmabrands' activity in Australia?

"Pharmabrands is a Melbourne-based developer and distributor of a wide range of health and beauty products to Australian and New Zealand pharmacies, plus the Priceline outlets in Australia."

Why did Pharmabrands select Vital ET™ from Phosphagenics for the ACNIL range?

"My role at Pharmabrands is to develop new cosmetics, complementary and medicinal products. As a result, I am constantly searching for innovative products from the world's best biotechnology companies.

In February 2004, my search for a new revolutionary agent to assist in the management of acne-prone skin led me to Phosphagenics and its Vital ET™ product.

Following discussions with Dr Esra Ogru of Phosphagenics and with Mr Dennis Long from ISP Corporation (ISP), the worldwide distributor of Vital ET™, we were convinced of the product's benefits with regard to cosmetic and medicinal applications, in particular skin products for acne-prone conditions.

Esra and Dennis provided outstanding assistance with regard to R&D information and Australian regulatory requirements. Thanks to their help we have been able to develop our ACNIL range, which will benefit acne-prone skin types, initially in Australia and eventually, globally. With the inclusion of Vital ET™ in our new formulation we now have a competitive edge in the personal skin-care market."

How has ACNIL performed in Australia?

"The feedback from Australian pharmacies is that ACNIL is superior to anything else that is available in the acne area. Sales have exceeded expectations following market launch in early February and with the promotional activities starting in March, these sales levels will only get better."


ACNiL
WITH VITAL ET™ & ISOLUTROL
spot cleansing gel
suitable for
acne-prone skin
oily & combination skins
blocked pores
40mL

PHOSPHAGENICS

Level 2, 90 William Street
Melbourne VIC 3000
Ph: +61 3 9605 5900
Fax: +61 3 9605 5999
info@phosphagenics.com
www.phosphagenics.com
Security Codes:
ASX (POH);
AIM (PSG);
ISIN (AU000000POH7)